                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration No. 333-46205


                                3,850,000 SHARES

                              LIFE RE CORPORATION
                                  COMMON STOCK
                          (PAR VALUE $.001 PER SHARE)
[LIFE RE CORPORATION LOGO]
                            ------------------------
     Of the 3,850,000 shares of Common Stock offered, 3,150,000 shares are being offered hereby in the United States and 700,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

     Of the 3,850,000 shares of Common Stock offered, 3,500,000 shares are being sold by the Company and 350,000 shares are being sold by the Selling Stockholders. See "Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders.

     The last reported sale price of the Common Stock, which is listed under the symbol "LRE", on the New York Stock Exchange on March 11, 1998 was $66 9/16 per share. See "Price Range of Common Stock and Dividends".

     Concurrently with the offering made hereby, the Company is also offering 1,800,000 6.00% Adjustable Conversion-rate Equity Security Units, which in the aggregate consist of (a) contracts to purchase between 1,475,406 and 1,800,000 shares (1,696,717 and 2,070,000 shares if the underwriters' over-allotment option is exercised in full) of Common Stock on March 15, 2001 and (b) $118,800,000 of 6.537% Quarterly Income Preferred Securities of Life Re Capital Trust II maturing on March 15, 2003. The Units Offering is being made by a separate prospectus. Neither the Units Offering nor the offering made hereby is conditioned on the consummation of the other offering.

                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                INITIAL PUBLIC            UNDERWRITING             PROCEEDS TO          PROCEEDS TO SELLING
                                OFFERING PRICE            DISCOUNT(1)               COMPANY(2)              STOCKHOLDERS
                                --------------            ------------             -----------          -------------------
Per Share.................          $66.00                   $2.88                    $63.12                   $63.12
Total(3)..................       $254,100,000             $11,088,000              $220,920,000             $22,092,000

---------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting estimated expenses of $1,325,000 payable by the Company.

(3) The Selling Stockholders have granted the U.S. Underwriters an option for 30 days to purchase up to an additional 470,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Selling Stockholders have granted the International Underwriters a similar option with respect to an additional 105,000 shares as part of the concurrent international offering. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to Selling Stockholders will be $292,050,000, $12,744,000 and $58,386,000, respectively. See "Underwriting".
                            ------------------------
     The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their rights to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about March 17, 1998, against payment therefor in immediately available funds.
GOLDMAN, SACHS & CO.
                              DONALDSON, LUFKIN & JENRETTE
                                      SECURITIES CORPORATION
                                                     MERRILL LYNCH & CO.

CIBC OPPENHEIMER                                               CONNING & COMPANY
                            ------------------------
                 The date of this Prospectus is March 11, 1998.

                           FORWARD-LOOKING STATEMENTS

     The statements included or incorporated in this Prospectus regarding future financial performance and results and the other statements that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements may include, but are not limited to, projections of earnings, revenues, income or loss, capital expenditures, plans for future operations and financing needs or plans, as well as assumptions relating to the foregoing. The words "expect", "project", "estimate", "predict", "anticipate", "believes" and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results, performance and achievements could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Such factors include, but are not limited to, the uncertainties relating to general economic and business conditions which may impact the need and/or financial ability to obtain reinsurance, insurance or retrocessional reinsurance; changes in laws and government regulations applicable to the Company; the ability of the Company to implement its operating strategies successfully; the ability of the Company to execute Administrative Reinsurance(SM) transactions and the amount, timing and returns therefrom; material fluctuations in interest rate levels; material changes in mortality and morbidity experience; material changes in persistency; material changes in the level of operating expenses; and the success or failure of certain of the Company's clients in premium writing, and other risks and uncertainties described in this Prospectus and in the Company's other filings with the Securities and Exchange Commission (the "Commission"). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERINGS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".
                            ------------------------

     The Company owns, directly or indirectly, all of the outstanding voting securities of its insurance subsidiaries, TexasRe Life Insurance Company ("TexasRe"), Life Reassurance Corporation of America ("Life Reassurance") and Reassure America Life Insurance Company ("REALIC"), and 79% of the outstanding voting securities of its insurance subsidiary, American Merchants Life Insurance Company ("AML"), which are domiciled in Texas, Connecticut, Illinois and Illinois, respectively. Under the Connecticut, Illinois and Texas insurance laws, unless (i) certain filings are made with the Connecticut Insurance Department, the Illinois Department of Insurance or the Texas Department of Insurance, as the case may be, (ii) certain requirements are met, including, in the case of Texas, a public hearing and/or (iii) approval or exemption is granted by the applicable insurance commissioner, no person may acquire any voting security or security convertible into a voting security of an insurance holding company, such as the Company, which controls a Connecticut insurance company or an Illinois insurance company or a Texas insurance company, or merge with such a holding company, if as a result of such transaction such person would "control" the insurance holding company. "Control" is presumed to exist in Connecticut, Illinois and Texas if a person directly or indirectly owns or controls 10% or more of the voting securities of another person. Any purchase of shares of the Company's Common Stock, par value $.001 per share (the "Common Stock"), that would result in the purchaser's owning 10% or more of the voting power of the Company will be presumed to result in the acquisition of control of the Company's insurance subsidiaries. Such an acquisition of Common Stock would require prior regulatory approval unless the insurance commissioner in each state in which the Company's insurance subsidiaries are domiciled or deemed to be commercially domiciled determines otherwise. In addition, many state insurance regulatory laws contain provisions that require prenotification to state agencies of a change of control of a non-domestic insurance company licensed in that state in the event specified market concentration thresholds are triggered by an acquisition. See "Business -- Regulation -- Insurance Holding Company Regulations".

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. In addition, such reports, proxy statements and other information may be accessed electronically at the Commission's site on the World Wide Web at http://www.sec.gov. The Company's reports, proxy statements and other information are also on file at the offices of the New York Stock Exchange ("NYSE"), 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits, referred to herein as the "Registration Statement") filed by the Company with the Commission under the Securities Act with respect to the Common Stock being offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock being offered hereby, reference is made to the Registration Statement which can be inspected at the public reference facilities at the offices of the Commission set forth above. Any statements contained herein concerning the provision of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such reference is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company (File No. 1-11340) with the Commission pursuant to the Exchange Act are incorporated by reference herein and made a part hereof:

          (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

          (2) Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1997, June 30, 1997 and September 30, 1997;

          (3) Current Reports on Form 8-K filed with the Commission on June 10, 1997 and February 13, 1998; and

          (4) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on August 13, 1992, including any amendments or reports filed for the purpose of updating such description.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents, unless any such document shall expressly state that it is not to be incorporated by reference.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any amendment or supplement hereto.

     The Company undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests for such documents should be directed to: Life Re Corporation, 969 High Ridge Road, Stamford, Connecticut 06905, Attention: W. Weldon Wilson, Esq., Legal Department, telephone number: (203) 321-3000.

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the Company's consolidated financial statements and notes thereto, appearing elsewhere in this Prospectus or incorporated herein by reference. Life Re Corporation ("Life Re" or the "Company") was organized as a Delaware corporation in 1988 to serve as a holding company for all of the common stock of TexasRe, a Texas insurance company, which in turn owns all of the common stock of Life Reassurance, a Connecticut insurance company, which in turn owns all of the common stock of REALIC, an Illinois insurance company. Life Re also owns 79% of the common stock of AML, an Illinois insurance company. Unless the context otherwise requires, references in this Prospectus to the "Company" or "Life Re" shall mean Life Re, TexasRe, Life Reassurance, REALIC and AML, collectively, and the term "Subsidiaries" shall mean TexasRe, Life Reassurance, REALIC and AML, collectively.

                                  THE COMPANY

     Life Re, through its principal wholly-owned subsidiary, Life Reassurance, is a leading provider of life reinsurance in the United States, with over $145 billion of life reinsurance in force and assets of $3.7 billion at December 31, 1997. Management believes the Company is the largest independent publicly traded life reinsurer in the United States, and that it ranks fifth overall among U.S. life reinsurers as measured by life reinsurance in force. The Company's operating strategy has been to focus on two core lines of business: (i) Traditional Life Reinsurance, which involves the transfer to the Company of mortality risks on new sales from primary (or ceding) insurers of ordinary and group life insurance policies and (ii) Administrative Reinsurance(SM), which involves the acquisition of blocks of life insurance in force and, frequently, the assumption of administrative responsibility for life insurance in force by the Company. During the five year period ending December 31, 1997, the Company's operating earnings per share and book value per share (excluding realized and unrealized investment gains and losses) have grown at 19% and 16% compound annual growth rates, respectively, and return on average equity (excluding realized and unrealized investment gains and losses) has averaged 15%.

     Management estimates that between 1993 and 1996, new ordinary insurance in force ceded to the life reinsurance market grew from $166 billion to $343 billion, representing a 27% compound annual growth rate. In addition, over the same period, management believes there has been an expansion in the number of opportunities to acquire blocks of life insurance in force. The Company believes that certain dynamics in the life insurance industry have contributed to the Company's growth over time in Traditional Life Reinsurance and Administrative Reinsurance. These dynamics include: (i) an increasing use of life reinsurance by primary companies as a means of managing risk-based capital pressures by shifting mortality risk and distribution costs to reinsurers and (ii) an increasing focus by primary companies on asset accumulation products and a desire to eliminate or minimize mortality risk taking. Moreover, primary companies increasingly are seeking to sell blocks of life insurance in force in order to realize value and release capital embedded in non-core businesses or to ease administrative burdens and costs associated with maintaining outdated or inefficient systems.

     The Company derived approximately 62% of its revenues for the year ended December 31, 1997, and the majority of its pre-tax operating income for the same period, from Traditional Life Reinsurance. The Company provides life reinsurance primarily for mortality risk with respect to both ordinary and group life insurance products on an automatic treaty basis. Substantially all of the Company's Traditional Life Reinsurance business is marketed directly by the Company without the use of intermediaries. Between 1993 and 1996, the Company's new sales of ordinary life reinsurance, as measured by insurance in force assumed, grew at a compound annual growth rate of 29%. The Company's first year premium growth, another measure of new life insurance sales, has grown consistently over the past several years, from $13 million in 1993 to $61 million in 1997.

     The Company derived approximately 18% of its revenues for the year ended December 31, 1997 from Administrative Reinsurance. Management expects the Administrative Reinsurance line of business to be an important source of additional growth in the Company's pre-tax operating income. Through Administrative Reinsurance, the Company is able to benefit from the increasing consolidation in the life insurance industry by focusing on acquiring non-core or smaller blocks of life insurance in force. In July 1995, the Company acquired REALIC, which served as its initial platform for Administrative Reinsurance. With the acquisition of REALIC, the Company obtained primary insurance licenses and began outsourcing administrative services for acquired blocks of insurance in force on a variable cost basis. Since 1995, the Company has acquired or is under contract to acquire a total of 10 blocks of life insurance in force, representing in excess of $2.0 billion in assets.

     In 1997, the Company made a strategic decision to withdraw from the group accident and health and special risk reinsurance business. This line of business provided approximately 20% of revenues for the year ended December 31, 1997. The decision to exit this line of business primarily was motivated by the need for additional capital in its Traditional Life Reinsurance and Administrative Reinsurance lines of business and the deterioration in accident and health morbidity experience. The Company does not expect this line of business to affect materially future results.

     Life Re was founded in 1988 by Rodney A. Hawes, Jr., Douglas M. Schair and Jacques E. Dubois, each of whom has over 25 years of insurance industry experience, for the purpose of acquiring Life Reassurance from General Reinsurance Corporation. Life Re currently has a rating of A+ (Superior) by A.M. Best Company, Inc. ("A.M. Best"). A.M. Best ratings are based upon an insurance company's financial strength regarding its ability to pay obligations to policyholders and are not directed toward the protection of investors.

     Life Re maintains its principal executive offices at 969 High Ridge Road, Stamford, Connecticut 06905, and its telephone number is (203) 321-3000.

                               BUSINESS STRATEGY

     The Company has established the following strategic priorities which the Company believes will allow it to maximize stockholder value:

     CAPITALIZE ON CONTINUED GROWTH IN TRADITIONAL LIFE REINSURANCE. The Company believes that aggregate life reinsurance assumed, as a percentage of new ordinary life insurance face amount written in the United States, grew from approximately 15% in 1993 to approximately 30% in 1996. The Company expects that the life reinsurance market will continue to grow as primary insurers seek to manage risk-based capital levels and redeploy capital away from mortality-related businesses and into their core lines of business, which increasingly include asset accumulation businesses such as annuities and universal life insurance.

     INCREASE PENETRATION IN TRADITIONAL LIFE REINSURANCE. The Company has experienced strong growth in first year life premiums, which have increased from $13 million in 1993 to $61 million in 1997. The Company believes it has been able to achieve this growth through its increased focus on marketing for new treaties. Toward this end, in January 1996 the Company created its Office of Life Marketing, a coordinated team of actuarial, legal, marketing and underwriting professionals, in order to increase its focus on life reinsurance growth. The Company intends to leverage its relationships within the life insurance industry to further penetrate existing accounts and to expand its customer base. Of the aggregate of $61 million of first year life premiums assumed by the Company in 1997, approximately 50% was assumed pursuant to treaties with seven of the largest 25 life insurance companies in the United States, as measured by total premiums written for the year ended December 31, 1996. The Company continues to focus on enhancing existing relationships as well as pursuing new clients for sources of first year premium growth.

     PARTICIPATE IN CONSOLIDATION OF LIFE INSURANCE INDUSTRY. The Company expects to capitalize upon the consolidation of the life insurance industry through the acquisition of insurance companies and/or reinsurance of life insurance in force as insurers seek to dispose of non-core businesses. Through Administrative Reinsurance, since 1995 the Company has acquired or is under contract to acquire a total of 10 blocks of life insurance in force, including three since December 1997. The Company believes that its success in this line of business is due to its experience in identifying and executing transactions as well as its market knowledge and contacts. Further, the Company believes that its strategy of outsourcing administrative services for direct insurance in force allows it to efficiently integrate acquisitions and to retain the capacity to pursue multiple acquisition opportunities simultaneously.

                              RECENT DEVELOPMENTS

RESULTS OF OPERATIONS

     On February 12, 1998, the Company announced its unaudited financial results for the fourth quarter of 1997 and the year ended December 31, 1997. The Company's unaudited financial results indicate that for the year ended December 31, 1997, operating earnings (net income excluding after-tax realized investment gains) totaled $46.6 million, or $3.28 per share, compared to $38.3 million, or $2.75 per share in 1996, representing a 19% increase on a per share basis. Net income for the yearly periods totaled $49.5 million and $54.2 million, respectively. After-tax realized investment gains were $2.9 million in 1997 and $15.9 million in 1996, with 1996 gains including a $13.5 million gain resulting from the sale of a strategic investment.

     Fourth quarter operating earnings totaled $13.5 million, or $.94 per share, compared to $12.2 million, or $.88 per share in last year's fourth quarter, representing a 7% increase on a per share basis. For the same periods, net income totaled $14.6 million, or $1.01 per share, and $13.2 million, or $.95 per share. After-tax realized investment gains were $1.1 million and $1.0 million in each of the respective quarterly periods.

ADMINISTRATIVE REINSURANCE TRANSACTIONS

     Since December 1997, the Company has entered into three Administrative Reinsurance transactions in which the Company has acquired or expects to acquire approximately $1.1 billion in assets and approximately 385,000 policies for administration. In December 1997, the Company (a) entered a coinsurance transaction whereby the Company and Employers Reassurance Corporation ("ERAC") will coinsure a block of life insurance and annuity business from Allianz Life Insurance Company of North America ("Allianz"), with the Company's portion of business reinsured increasing from 20% to 60% over the term of the agreement, and (b) entered into an agreement to acquire Mission Life Insurance Company ("Mission Life") for a purchase price of approximately $60 million. Mission Life's business is concentrated in life insurance policies designed to meet final expenses. In February 1998, the Company entered into an agreement to acquire Lincoln Liberty Life Insurance Company ("Lincoln Liberty") and First Delaware Life Insurance Company ("First Delaware"), for an aggregate purchase price of approximately $50 million. Lincoln Liberty's and First Delaware's businesses primarily consist of traditional and universal life insurance policies. These transactions had no impact on the Company's 1997 results of operations, but are anticipated to contribute to 1998 results of operations.

     For additional information with respect to the above recent developments, see "Recent Developments".

                             COMMON STOCK OFFERINGS

Common Stock offered hereby:
  U.S. Offering.............................................   3,150,000shares
  International Offering....................................     700,000shares
                                                              ----------------
          Total.............................................   3,850,000shares
                                                              ================
Common Stock offered by:
  The Company...............................................   3,500,000shares
  The Selling Stockholders(1)...............................     350,000shares
                                                              ----------------
          Total.............................................   3,850,000shares
                                                              ================
Common Stock to be outstanding after the Common Stock
  Offerings(2)..............................................  17,128,379shares
New York Stock Exchange symbol..............................  LRE
Use of Proceeds.............................................  The Company intends to use the net proceeds of the Common Stock Offerings
                                                              and the Units Offering (each as defined
                                                              herein) to provide additional capital
                                                              to its Subsidiaries to support recently
                                                              announced and recently completed
                                                              transactions and the continued growth
                                                              of its businesses, as well as for
                                                              general corporate purposes.

---------------
(1) Does not include up to 575,000 shares of Common Stock subject to the Underwriters' over-allotment option.

(2) Based upon the number of shares of Common Stock outstanding as of March 11, 1998. Does not include (i) 2,826,025 shares of Common Stock issuable upon exercise of outstanding stock options having an average exercise price of $35.23 per share or (ii) up to 1,800,000 shares (2,070,000 shares if the underwriters' over-allotment option in the Units Offering is exercised in full) of Common Stock issuable on March 15, 2001 upon settlement of the purchase contracts contained in the Units (as defined herein) being offered in the Units Offering.
                                ---------------

     The offering of 3,150,000 shares of Common Stock in the United States (the "U.S. Offering") and the offering of 700,000 shares of Common Stock outside the United States (the "International Offering") are collectively referred to as the "Common Stock Offerings". The closing of the International Offering is a condition to the closing of the U.S. Offering, and vice versa. See "Underwriting".

                                 UNITS OFFERING

     Concurrently with the offering made hereby, the Company also is offering (the "Units Offering") 1,800,000 6.00% Adjustable Conversion-rate Equity Security Units (the "Units"), which in the aggregate consist of (a) contracts to purchase up to 1,800,000 shares (2,070,000 shares if the underwriters' over-allotment option is exercised in full) of Common Stock on March 15, 2001 and (b) $118,800,000 ($136,620,000 if the underwriters' over-allotment option is exercised in full) of 6.537% Quarterly Income Preferred Securities of Life Re Capital Trust II maturing on March 15, 2003. The Units Offering is being made by means of a separate prospectus. The Common Stock Offerings and the Units Offering are independent offerings and consummation of either of the offerings is not conditioned upon consummation of the other offering. There can be no assurance that the Units Offering will be consummated. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy the Units being offered in the Units Offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data below should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 incorporated by reference herein. See "Incorporation of Certain Documents by Reference". The summary consolidated financial data at and for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 are derived from the consolidated financial statements of the Company. The summary consolidated financial data at September 30, 1997 and for the nine months ended September 30, 1997 and 1996 are derived from the unaudited condensed consolidated financial statements of the Company, which have been prepared on the same basis as the Company's audited consolidated financial statements and, in the opinion of management, contain all adjustments consisting of only normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for these periods. The results of operations for the nine months ended September 30, 1997 may not be indicative of results for the full year.

                                                  NINE MONTHS
                                                     ENDED
                                                 SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                               -----------------     --------------------------------------------------
                                                1997       1996       1996       1995       1994       1993       1992
                                               ------     ------     ------     ------     ------     ------     ------
                                                  (UNAUDITED)    (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
  Policy revenues............................. $360.9     $328.9     $451.0     $383.2     $350.9     $289.0     $250.9
  Investment income...........................  110.0       89.9      124.3       98.6       82.4       73.5       72.6
  Realized investment gains...................    2.9       15.7       17.2        3.7        0.1       21.0       27.1
  Equity in earnings of investee..............     --         --         --         --         --         --        4.3
                                               ------     ------     ------     ------     ------     ------     ------
    Total revenues............................  473.8      434.5      592.5      485.5      433.4      383.5      354.9
                                               ------     ------     ------     ------     ------     ------     ------
Benefits and Expenses:
  Policy benefits.............................  252.5      245.6      332.5      281.5      245.8      208.7      171.5
  Policy acquisition costs....................  105.1       81.6      111.9       95.7       88.7       71.1       65.5
  Interest credited to policyholder
    accounts..................................   28.6       24.1       34.6       21.2       15.0       15.0       15.0
  Interest expense............................    6.0        6.5        8.4       10.7        9.1        9.9       18.9
  Distributions on capital securities.........    2.8         --         --         --         --         --         --
  Other operating expenses....................   25.0       21.0       29.0       21.6       22.0       18.1       15.4
                                               ------     ------     ------     ------     ------     ------     ------
    Total benefits and expenses...............  420.0      378.8      516.5      430.8      380.6      322.8      286.3
                                               ------     ------     ------     ------     ------     ------     ------
Income before federal income taxes and
  extraordinary charge........................   53.8       55.8       76.1       54.8       52.8       60.6       68.6
Provision for federal income taxes............   18.8       14.8       21.9       19.2       18.5       21.4       23.5
                                               ------     ------     ------     ------     ------     ------     ------
Income before extraordinary charge............   34.9       41.0       54.2       35.6       34.3       39.2       45.0
Extraordinary charge, net of federal income
  tax benefit.................................     --         --         --        1.0         --         --        8.6
                                               ------     ------     ------     ------     ------     ------     ------
Net income.................................... $ 34.9     $ 41.0     $ 54.2     $ 34.6     $ 34.3     $ 39.2     $ 36.4
                                               ======     ======     ======     ======     ======     ======     ======
Net income (excluding realized investment
  gains and extraordinary charge)............. $ 33.1     $ 26.0     $ 38.3     $ 33.2     $ 34.3     $ 25.8     $ 27.0
                                               ======     ======     ======     ======     ======     ======     ======
Diluted earnings per share(1):
  Income before extraordinary charge.......... $ 2.47     $ 2.94     $ 3.89     $ 2.39     $ 2.21     $ 2.50     $ 3.45
  Extraordinary charge, net of federal income
    tax benefit...............................     --         --         --      (0.07)        --         --      (0.76)
                                               ------     ------     ------     ------     ------     ------     ------
  Net income.................................. $ 2.47     $ 2.94     $ 3.89     $ 2.32     $ 2.21     $ 2.50     $ 2.69
  Net income (excluding realized investment
    gains and extraordinary charge)(2)........ $ 2.34     $ 1.87     $ 2.75     $ 2.22     $ 2.21     $ 1.63     $ 2.11
Common dividends per share.................... $ 0.39     $ 0.30     $ 0.40     $ 0.28     $ 0.24     $ 0.20         --
Preferred stock dividends.....................     --         --         --         --         --         --     $  5.7
Weighted average common and common equivalent
  shares......................................   14.2       13.9       13.9       14.9       15.5       15.7       11.4

                                                                                    DECEMBER 31,
                                                             ----------------------------------------------------------
                                                                1996        1995        1994        1993        1992
                                           SEPTEMBER 30,     ----------   ---------   ---------   ---------   ---------
                                               1997
                                           -------------
                                            (UNAUDITED)
                                                               (IN MILLIONS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA (AT PERIOD END):
Invested assets..........................    $ 2,156.5       $  1,833.2   $ 1,504.2   $   998.5   $   944.6   $   845.2
Total assets.............................      2,908.4          2,519.3     2,024.1     1,442.3     1,339.7     1,167.2
Loans payable............................        125.0            125.0       140.0       140.0       150.0       165.0
Capital securities.......................        100.0               --          --          --          --          --
Common shareholders' equity..............        344.0            290.1       279.3       194.9       230.7       170.8
Common shareholders' equity (excluding
  unrealized investment gains and
  losses)................................        296.7            265.3       229.9       228.8       198.2       162.1
OTHER FINANCIAL DATA (AS OF OR FOR THE
  PERIOD ENDED):
Return on average shareholders'
  equity(3)..............................           16%              15%         14%         16%         14%          *
Book value per common share(4)...........    $    21.8       $     19.6   $    16.5   $    14.8   $    12.8   $    10.4
First year premiums assumed..............         45.4             38.2        22.6        19.3        13.6        14.8
Capital invested in Administrative
  Reinsurance transactions(5)............         34.4             32.0        35.9          --          --          --
Life insurance in force(6)...............           **          116,012      91,283      81,213      79,652      74,408
Statutory capital and surplus(6).........        266.0            209.3       208.2       193.8       187.4       214.1

---------------
*  Not meaningful.

** Not available.

(1) Diluted earnings per share have been calculated in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Basic earnings per share in accordance with SFAS 128 for the nine months ended September 30, 1997 and 1996 were $2.99 and $2.57, respectively, and for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 were $3.97, $2.32, $2.21, $2.53 and $3.82, respectively. The adoption of SFAS 128 did not result in the restatement of previously reported earnings per share, as diluted earnings per share calculated in accordance with SFAS 128 results in the same per share amounts as previously reported by the Company.

(2) Net income per share (excluding realized investment gains and extraordinary charge) for the year ended December 31, 1992 has been adjusted to reflect the refinancings of debt and preferred stock and the initial public offering.

(3) Return on average shareholders' equity is calculated by dividing net income (excluding realized investment gains and extraordinary charge) by average shareholders' equity for the period (which is the simple average of beginning and end of period shareholders' equity excluding unrealized investment gains or losses). Return on average shareholders' equity for the nine months ended September 30, 1997 has been annualized.

(4) Book value per common share is calculated by dividing end of period shareholders' equity (excluding unrealized investment gains and losses) by end of period common shares outstanding.

(5) Capital invested in Administrative Reinsurance transactions represents the sum of the consideration paid for life insurance in force acquired and the related capital to support the business.

(6) Amounts have been derived from the Annual Statements of Life Reassurance, REALIC and TexasRe, as filed with insurance regulatory authorities and prepared in accordance with statutory accounting practices. For purposes of this presentation, capital and surplus are defined as statutory capital and surplus of Life Reassurance only, as its capital and surplus materially reflect that of Life Reassurance, REALIC and TexasRe, plus the Asset Valuation Reserve ("AVR") and the Interest Maintenance Reserve ("IMR") of Life Reassurance and REALIC.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Common Stock, after deducting estimated underwriting discounts and expenses of the Common Stock Offerings payable by the Company, are expected to be $219.6 million. The net proceeds from the Units Offering (assuming it is consummated and the over-allotment option granted by the Company with respect to the Units Offering is not exercised), after deducting estimated underwriting discounts and expenses of the Units Offering payable by the Company, are expected to be $115.3 million. The Company intends to use such net proceeds from the Common Stock Offerings and the Units Offering to provide additional capital to its Subsidiaries to support recently announced and recently completed transactions and the continued growth of its businesses, as well as for general corporate purposes. Funds not required immediately for such purposes may be invested in short-term obligations or used to reduce the future level of the Company's indebtedness. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

     The Common Stock Offerings and the Units Offering are independent offerings and consummation of either of the offerings is not conditioned upon consummation of the other offering. There can be no assurance that the Units Offering will be consummated.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock of the Company has been listed for trading on the NYSE since October 28, 1992, the date of the Company's initial public offering, under the symbol LRE. Based upon information reported in the Bloomberg consolidated transaction reporting system, the high and low sales prices for each quarterly period from January 1, 1996 to the date hereof were:

                                                              PRICE RANGE
                                                              ------------
                                                              HIGH    LOW
                                                              ----    ----
YEAR ENDED DECEMBER 31, 1996
First quarter...............................................  $27 3/8 $22 1/2
Second quarter..............................................   31      27 1/2
Third quarter...............................................   36      26 5/8
Fourth quarter..............................................   38 5/8  33 3/4

YEAR ENDED DECEMBER 31, 1997
First quarter...............................................   45 3/8  38 5/8
Second quarter..............................................   48 1/8  37 3/8
Third quarter...............................................   56      46 5/8
Fourth quarter..............................................   65 3/8  52 1/16

YEAR ENDED DECEMBER 31, 1998
First quarter (through March 11, 1998)......................   67 5/8  57 1/2

     As of March 11, 1998, there were approximately 3,200 holders of the outstanding shares of Common Stock, including individual participants in securities position listings. The last reported sales price of the Common Stock on the NYSE on March 11, 1998 was $66 9/16 per share.

     Dividends of $0.07 per share, $0.10 per share and $0.13 per share were declared in each calendar quarter of 1995, 1996 and 1997, respectively. On February 12, 1998, the Company's Board of Directors declared a dividend of $0.15 per share to be paid on March 25, 1998 to shareholders of record as of March 4, 1998. Purchasers of the shares of Common Stock offered hereby will not receive this dividend.

     The declaration and payment of future dividends to holders of its Common Stock by the Company will be at the discretion of the Board of Directors and will depend upon the Company's earnings and financial condition, capital requirements of its Subsidiaries, regulatory considerations and other factors the Board of Directors deems relevant. The Company's general policy is to retain most of its earnings to finance the growth of its business.

     Because the Company is a holding company, it is dependent upon its Subsidiaries to provide funding for the Company's operating expenses and for the payment by the Company of debt service and dividends. State insurance laws applicable to the Company's Subsidiaries limit the payment of dividends and other distributions by such Subsidiaries to the Company and may therefore limit the ability of the Company to make dividend payments. See
"Business -- Regulation -- Restrictions on Dividends and Distributions".

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at September 30, 1997 and as adjusted to reflect the sale by the Company of the 3,500,000 shares of Common Stock offered by the Company in the Common Stock Offerings (at the initial public offering price of $66.00) and the sale by the Company of 1,800,000 Units in the Units Offering (at the initial public offering price of $66.00 and assuming the underwriters' overallotment option with respect to the Units Offering is not exercised), and the application of the net proceeds therefrom, after deducting estimated underwriting discount and expenses of the Common Stock Offerings and the Units Offering. The capitalization information set forth in the table below is qualified by, and should be read in conjunction with, the more detailed consolidated financial statements and notes thereto incorporated by reference herein. See "Use of Proceeds".

                                                               AT SEPTEMBER 30, 1997
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                    (UNAUDITED)
                                                               (IN THOUSANDS, EXCEPT
                                                                    SHARE DATA)
Loans payable...............................................  $125,000     $125,000
Company-obligated, mandatorily redeemable capital securities
  of Life Re Capital Trust I................................   100,000      100,000
Company-obligated, mandatorily redeemable capital securities
  of Life Re Capital Trust II...............................        --      118,800
Shareholders' equity:
  Common Stock, par value $.001 per share; authorized
     40,000,000 shares; 15,830,785 shares issued, actual;
     and 19,130,785 issued, as adjusted(1)..................        16           20
  Paid-in capital...........................................   107,974      327,565
  Net unrealized appreciation of securities.................    47,278       47,278
  Retained earnings.........................................   236,460      236,460
  Treasury stock, at cost (2,196,469 shares)................   (47,762)     (47,762)
                                                              --------     --------
       Total shareholders' equity...........................   343,966      563,561
                                                              --------     --------
          Total capitalization..............................  $568,966     $907,361
                                                              ========     ========

---------------
(1) Does not include (i) 2,826,025 shares of Common Stock issuable upon exercise of outstanding stock options or (ii) up to 1,800,000 shares (2,070,000 shares if the underwriters' over-allotment option in the Units Offering is exercised in full) of Common Stock issuable on March 15, 2001 upon settlement of the purchase contracts contained in the Units being offered in the Units Offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data below should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 incorporated by reference herein. See "Incorporation of Certain Documents by Reference". The selected historical financial data at and for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 are derived from the consolidated financial statements of the Company. The selected consolidated financial data at September 30, 1997 and for the nine months ended September 30, 1997 and 1996 are derived from the unaudited condensed consolidated financial statements of the Company, which have been prepared on the same basis as the Company's audited consolidated financial statements and, in the opinion of management, contain all adjustments consisting of only normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for these periods. The results of operations for the nine months ended September 30, 1997 may not be indicative of results for the full year.

                                                  NINE MONTHS
                                                     ENDED
                                                 SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                               -----------------     --------------------------------------------------
                                                1997       1996       1996       1995       1994       1993       1992
                                               ------     ------     ------     ------     ------     ------     ------
                                                  (UNAUDITED)
                                                                 (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
  Policy revenues............................. $360.9     $328.9     $451.0     $383.2     $350.9     $289.0     $250.9
  Investment income...........................  110.0       89.9      124.3       98.6       82.4       73.5       72.6
  Realized investment gains...................    2.9       15.7       17.2        3.7        0.1       21.0       27.1
  Equity in earnings of investee..............     --         --         --         --         --         --        4.3
                                               ------     ------     ------     ------     ------     ------     ------
    Total revenues............................  473.8      434.5      592.5      485.5      433.4      383.5      354.9
                                               ------     ------     ------     ------     ------     ------     ------
Benefits and Expenses:
  Policy benefits.............................  252.5      245.6      332.5      281.5      245.8      208.7      171.5
  Policy acquisition costs....................  105.1       81.6      111.9       95.7       88.7       71.1       65.5
  Interest credited to policyholder
    accounts..................................   28.6       24.1       34.6       21.2       15.0       15.0       15.0
  Interest expense............................    6.0        6.5        8.4       10.7        9.1        9.9       18.9
  Distributions on capital securities.........    2.8         --         --         --         --         --         --
  Other operating expenses....................   25.0       21.0       29.0       21.6       22.0       18.1       15.4
                                               ------     ------     ------     ------     ------     ------     ------
    Total benefits and expenses...............  420.0      378.8      516.5      430.8      380.6      322.8      286.3
                                               ------     ------     ------     ------     ------     ------     ------
Income before federal income taxes and
  extraordinary charge........................   53.8       55.8       76.1       54.8       52.8       60.6       68.6
Provision for federal income taxes............   18.8       14.8       21.9       19.2       18.5       21.4       23.5
                                               ------     ------     ------     ------     ------     ------     ------
Income before extraordinary charge............   34.9       41.0       54.2       35.6       34.3       39.2       45.0
Extraordinary charge, net of federal income
  tax benefit.................................     --         --         --        1.0         --         --        8.6
                                               ------     ------     ------     ------     ------     ------     ------
Net income.................................... $ 34.9     $ 41.0     $ 54.2     $ 34.6     $ 34.3     $ 39.2     $ 36.4
                                               ======     ======     ======     ======     ======     ======     ======
Net income (excluding realized investment
  gains and extraordinary charge)............. $ 33.1     $ 26.0     $ 38.3     $ 33.2     $ 34.3     $ 25.8     $ 27.0
                                               ======     ======     ======     ======     ======     ======     ======
Diluted earnings per share(1):
  Income before extraordinary charge.......... $ 2.47     $ 2.94     $ 3.89     $ 2.39     $ 2.21     $ 2.50     $ 3.45
  Extraordinary charge, net of federal income
    tax benefit...............................     --         --         --      (0.07)        --         --      (0.76)
                                               ------     ------     ------     ------     ------     ------     ------
  Net income.................................. $ 2.47     $ 2.94     $ 3.89     $ 2.32     $ 2.21     $ 2.50     $ 2.69
  Net income (excluding realized investment
    gains and extraordinary charge)(2)........ $ 2.34     $ 1.87     $ 2.75     $ 2.22     $ 2.21     $ 1.63     $ 2.11
Common dividends per share.................... $ 0.39     $ 0.30     $ 0.40     $ 0.28     $ 0.24     $ 0.20         --
Preferred stock dividends.....................     --         --         --         --         --         --     $  5.7
Weighted average common and common equivalent
  shares......................................   14.2       13.9       13.9       14.9       15.5       15.7       11.4

                                                                                      DECEMBER 31,
                                                                   --------------------------------------------------
                                                                     1996       1995       1994      1993      1992
                                                                   --------   ---------   -------   -------   -------
                                                 SEPTEMBER 30,
                                                     1997
                                                 -------------
                                                  (UNAUDITED)    (IN MILLIONS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA (AT PERIOD END):
Invested assets................................    $ 2,156.5       $1,833.2   $ 1,504.2   $ 998.5   $ 944.6   $ 845.2
Total assets...................................      2,908.4        2,519.3     2,024.1   1,442.3   1,339.7   1,167.2
Loans payable..................................        125.0          125.0       140.0     140.0     150.0     165.0
Capital securities.............................        100.0             --          --        --        --        --
Common shareholders' equity....................        344.0          290.1       279.3     194.9     230.7     170.8
Common shareholders' equity (excluding
  unrealized investment gains and losses)......        296.7          265.3       229.9     228.8     198.2     162.1

OTHER FINANCIAL DATA (AS OF OR FOR THE PERIOD
  ENDED):
Return on average shareholders' equity(3)......           16%            15%         14%       16%       14%        *
Book value per common share(4).................    $    21.8       $   19.6   $    16.5   $  14.8   $  12.8   $  10.4
First year premiums assumed....................         45.4           38.2        22.6      19.3      13.6      14.8
Capital invested in Administrative Reinsurance
  transactions(5)..............................         34.4           32.0        35.9        --        --        --
Life insurance in force(6) ....................           **        116,012      91,283    81,213    79,652    74,408
Statutory capital and surplus(6)...............        266.0          209.3       208.2     193.8     187.4     214.1

---------------
*  Not meaningful.

** Not available.

(1) Diluted earnings per share have been calculated in accordance with SFAS 128. Basic earnings per share in accordance with SFAS 128 for the nine months ended September 30, 1997 and 1996 were $2.99 and $2.57, respectively, and for the years ended 1996, 1995, 1994, 1993 and 1992 were $3.97, $2.32,
    $2.21, $2.53 and $3.82, respectively. The adoption of SFAS 128 did not result in the restatement of previously reported earnings per share, as diluted earnings per share calculated in accordance with SFAS 128 results in the same per share amounts as previously reported by the Company.

(2) Net income per share (excluding realized investment gains and extraordinary charge) for the year ended December 31, 1992 has been adjusted to reflect the refinancings of debt and preferred stock and the initial public offering.

(3) Return on average shareholders' equity is calculated by dividing net income (excluding realized investment gains and extraordinary charge) by average shareholders' equity for the period (which is the simple average of beginning and end of period shareholders' equity excluding unrealized investment gains or losses). Return on average shareholders' equity for the nine months ended September 30, 1997 has been annualized.

(4) Book value per common share is calculated by dividing end of period shareholders' equity (excluding unrealized investment gains and losses) by end of period common shares outstanding.

(5) Capital invested in Administrative Reinsurance transactions represents the sum of the consideration paid for life insurance in force acquired and the related capital to support the business.

(6) Amounts have been derived from the Annual Statements of Life Reassurance, REALIC and TexasRe, as filed with insurance regulatory authorities and prepared in accordance with statutory accounting practices. For purposes of this presentation, capital and surplus are defined as statutory capital and surplus of Life Reassurance only, as its capital and surplus materially reflect that of Life Reassurance, REALIC and TexasRe, plus the AVR and the IMR of Life Reassurance and REALIC.

                              RECENT DEVELOPMENTS

RESULTS OF OPERATIONS (UNAUDITED)

     On February 12, 1998, the Company announced that for the year ended December 31, 1997, operating earnings (net income excluding after-tax realized investment gains) totaled $46.6 million, or $3.28 per share, compared to $38.3 million, or $2.75 per share in 1996, representing a 19% increase on a per share basis. Net income for the yearly periods totaled $49.5 million and $54.2 million, respectively. After-tax realized investment gains were $2.9 million in 1997 and $15.9 million in 1996, with 1996 gains including a $13.5 million gain resulting from the sale of a strategic investment.

     Fourth quarter operating earnings totaled $13.5 million, or $.94 per share, compared to $12.2 million, or $.88 per share in last year's fourth quarter, representing a 7% increase on a per share basis. For the same periods, net income totaled $14.6 million, or $1.01 per share, and $13.2 million, or $.95 per share. After-tax realized investment gains were $1.1 million and $1.0 million in each of the respective quarterly periods.

     Total revenues for the year were $645.8 million, an increase of 9% over last year's total of $592.5 million. Total revenues in 1997 include realized investment gains of $4.5 million compared to $17.2 million in 1996. Policy revenues increased by 9% for the same period to $490.3 million from $451.0 million last year. Ordinary life policy revenues increased by 17% to $336.6 million from $286.9 million and group policy revenues decreased by 6% to $153.6 million from $164.1 million. Investment income increased by 21% to $151.0 million from $124.3 million last year.

     Revenues totaled $172.0 million in the fourth quarter compared to $158.0 million last year, an increase of 9%. This increase is mainly attributable to investment earnings which increased by 19% to $40.9 million from $34.5 million. Policy revenues increased by 6% to $129.4 million from $122.0 million and realized investment gains were basically level. Ordinary life policy revenues increased by 17% to $90.1 million from $77.2 million, and group policy revenues decreased by 12% to $39.3 million from $44.9 million.

     In 1997, the Company made a strategic decision to withdraw from the group accident and health and special risk reinsurance business. Group accident and health and special risk revenues for 1997 were $121.2 million, compared to $139.7 million for 1996, representing a 13% decrease. The Company anticipates further decreases of 50% in 1998 and 80% in 1999. The Company does not expect this line of business to affect materially future results.

UNAUDITED CONSOLIDATED FINANCIAL DATA

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997        1996
                                                              --------    --------
                                                              (IN MILLIONS, EXCEPT
                                                                PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
  Policy revenues...........................................   $490.3      $451.0
  Investment income.........................................    151.0       124.3
  Realized investment gains.................................      4.5        17.2
                                                               ------      ------
     Total revenues.........................................    645.8       592.5
Benefits and expenses:
  Policy claims and benefits................................    341.0       332.5
  Policy acquisition costs..................................    142.1       111.9
  Interest credited to policyholder accounts................     40.7        34.6
  Interest expense..........................................      8.0         8.4
  Distributions on capital securities.......................      5.0          --
  Other operating expenses..................................     32.7        29.0
                                                               ------      ------
     Total benefits and expenses............................    569.5       516.5
                                                               ------      ------
Income before federal income taxes..........................     76.2        76.1
Provision for federal income taxes..........................     26.7        21.9
                                                               ------      ------
Net income..................................................   $ 49.5      $ 54.2
                                                               ======      ======
Earnings per share:
  Basic earnings per share..................................   $ 3.64      $ 3.97
  Diluted earnings per share................................   $ 3.48      $ 3.89
  Diluted earnings per common share, excluding realized
     investment gains.......................................   $ 3.28      $ 2.75
Dividends per share.........................................   $ 0.52      $ 0.40
Weighted average shares outstanding (diluted)...............     14.2        13.9
POLICY REVENUES:
Ordinary life reinsurance
  First year................................................   $ 58.1      $ 36.2
  Renewal...................................................    246.1       232.7
Group life reinsurance......................................     15.2        23.2
Administrative Reinsurance..................................     32.4        18.0
Automobile credit life and disability.......................     17.3         1.2
Group accident and health and special risk reinsurance......    121.2       139.7
                                                               ------      ------
     Total policy revenues..................................   $490.3      $451.0
                                                               ======      ======

                                                               DECEMBER 31,
                                                                   1997
                                                              --------------
                                                              (IN MILLIONS)
BALANCE SHEET AND OTHER FINANCIAL DATA:
Invested assets
  At fair value.............................................     $2,784.6
  At book value.............................................      2,683.2
Total assets................................................      3,700.2
Loans payable...............................................        125.0
Capital securities..........................................        100.0
Common shareholders' equity:
  Including unrealized investment gains and losses..........        373.8
  Excluding unrealized investment gains and losses..........        312.4
Return on average shareholders' equity (excluding realized
  and unrealized investment gains and losses)...............           16%

ADMINISTRATIVE REINSURANCE TRANSACTIONS

     Through its acquisition of REALIC in 1995, the Company put into place a platform for acquiring and administering blocks of insurance in force. This platform, known as Administrative Reinsurance, provides a mechanism for an insurer to transfer to the Company administrative responsibilities to facilitate the insurer's exit from a line of business by means of reinsurance or sale.

     Since December 1997, the Company has entered into three Administrative Reinsurance transactions in which the Company has acquired or expects to acquire approximately $1.1 billion in assets and approximately 385,000 policies for administration.

     In December 1997, the Company entered a coinsurance transaction whereby the Company and ERAC will coinsure a block of life insurance and annuity business from Allianz. Under the transaction, the Company, in conjunction with ERAC, will coinsure certain universal life and traditional life insurance policies and annuity contracts. The Company's agreement with ERAC provides that the Company initially will reinsure 20% of the total block of business. Based on the terms of its agreement, the Company expects that its share of the total block of business being reinsured will increase to 60% over a period of several years. The total block of business being coinsured entails $1.1 billion of life insurance and annuity reserves, $90 million of annualized premiums and approximately 225,000 policies. Under its agreement with ERAC, the Company will have the primary responsibility for management oversight and administration of the block of business. The transaction closed in December 1997.

     Also in December 1997, the Company entered into an agreement to acquire Mission Life for a purchase price of approximately $60 million. Mission Life's business is concentrated in life insurance policies designed to meet final expenses. As of September 30, 1997, Mission Life had statutory assets of $225 million, and statutory capital and surplus including AVR of $27 million. Mission Life's estimated 1997 premium income is $38 million, with over 130,000 policies in force. The transaction closed in February 1998.

     In February 1998, the Company entered into an agreement to acquire Lincoln Liberty and First Delaware for an estimated purchase price of $50 million, including adjusted capital and surplus and AVR of approximately $29 million. Lincoln Liberty's and First Delaware's businesses primarily consist of traditional and universal life insurance policies. For the year ended December 31, 1997, on a combined basis, Lincoln Liberty and First Delaware had estimated premiums of $7 million and, at year end, estimated total assets, including adjusted capital and surplus, of $219 million. The agreement, which is subject to certain conditions including insurance regulatory approvals, targets a closing date in the first quarter of 1998.

     These transactions had no impact on the Company's 1997 results of operations, but are anticipated to contribute to 1998 results of operations.

OTHER

     On February 12, 1998, the Company's Board of Directors authorized and declared an increase in the Company's annualized cash dividend to $0.60 per share from $0.52 per share, or to $0.15 per share per quarter from $0.13. The increase is effective with the first quarter 1998 dividend payment. The first quarter dividend for 1998 is payable on March 25, 1998 to stockholders of record at the close of business on March 4, 1998. Furthermore, the Board of Directors of the Company has elected to discontinue the Company's stock repurchase program. In addition, the Board of Directors approved an amendment to the Company's stock option plan, to be effective as of the date it is approved by stockholders, whereby 1,500,000 additional shares will be allocated to the plan.

     The Company traditionally awards options pursuant to its stock option plan to members of senior management in January of each year. The next such grant will be in January 1999. These grants are intended to reinforce the executives' common interests with stockholders, provide additional incentive to increase stockholder value and to help retain key executive talent.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following information has been derived from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997 and has been included herein for the convenience of the reader.

GENERAL

     The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions developed by management. Any adjustments to reported bases of assets or liabilities resulting from changes in estimates are reflected in earnings in the period the estimates are revised. Certain management estimates are based, in part, on information provided by ceding companies. As is usual in the reinsurance business, the Company's ceding companies periodically update, refine and revise reinsurance information provided to the Company. The financial effects resulting from the incorporation of revised data are reflected in earnings as changes in estimates.

     Mortality and morbidity experience, both significant factors in the determination of the results of operations of the Company, generally are predictable over time but are subject to fluctuations from year to year and quarter to quarter. Significant fluctuations from period to period could adversely affect the Company's results of operations.

     The Company's reinsurance agreements frequently provide for rights of recapture, which permit the ceding company to increase the amount of liability it retains on the reinsured policies after the policies have remained in force for a designated period of time (generally ten to twenty years). Accordingly, an increase in the amount of liability retained by the ceding company will decrease both the Company's insurance in force and premiums to be received from the reinsured policies. To date, recaptures have not had a material impact on the Company's results of operations.

     The Company retrocedes portions of certain risks in excess of a predetermined retention amount for which it has accepted liability. From time to time, the Company also has entered into quota share retrocessional agreements, and maintained catastrophe reinsurance to protect against catastrophic event risks. Failure of a retrocessionaire to honor its obligations could result in material losses to the Company; to date, no such losses have occurred. No amounts due the Company from its retrocessionaires were deemed uncollectible at December 31, 1996.

     The Company is party to several reinsurance agreements for which transactions are denominated in Canadian currency. The assets and liabilities related to such reinsurance agreements are remeasured in U.S. dollars, the functional currency, at current exchange rates as of the end of each reporting period. Deterioration in the exchange rate of Canadian currency could have an adverse effect on results of operations. At December 31, 1996, the Company had $37.2 million of net assets denominated in Canadian currency. The Company has not engaged in hedging or any other activities to mitigate the effect on earnings of a deterioration in the exchange rate of Canadian currency.

     The Company's total policy revenues have increased in each year since 1992. However, should the Company be unable to generate sufficient new business to offset the expected future decline in policy revenues associated with the current business in force due to lapsation and mortality, the Company's results of operations could be adversely affected.

     In 1996, the Company derived approximately 60% of its policy revenues from the reinsurance of ordinary life insurance policies under agreements with ceding companies which cover new business to be written by the client and/or existing blocks of in force business. This business generally is written on a direct basis and is written under agreements with approximately 450 ceding companies. In 1996, forty-five ceding companies each accounted for at least $1.0 million of ordinary life reinsurance policy revenues and in the aggregate represented approximately 89% of the Company's ordinary life reinsurance policy revenues.

     The Company's group life reinsurance business, which accounted for approximately 5% of policy revenues in 1996, is written on a direct basis and generally is excess of loss and often includes experience rating provisions.

     Approximately 30% of the Company's policy revenues were generated from group accident and health and special risk reinsurance in 1996. This business generally is written on an annual basis through reinsurance facilities which are managed by managing general underwriters. Generally the risks are shared by several reinsurers on a quota share basis.

     The remainder of 1996 policy revenues was derived from Administrative Reinsurance. This business represents the acquisition of closed blocks of primary insurance policies (both interest sensitive and traditional) and annuity contracts and is expected to become a more significant component of policy revenues in the future.

YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

  RECENT TRANSACTIONS

     Through its acquisition of REALIC in 1995, the Company put into place a platform for acquiring and administering blocks of insurance in force. This platform, known as Administrative Reinsurance, provides a mechanism for an insurer to transfer to REALIC administrative responsibilities to facilitate the insurer's exit from a line of business by means of reinsurance or sale.

     During 1996, the Company, through REALIC, completed several such transactions (collectively, "Transactions"). The Transactions increased total assets and liabilities by approximately $400 million. The assets received consisted primarily of cash and high quality investments and the liabilities assumed consisted primarily of future policy benefits on traditional life insurance policies and account values on annuities and interest sensitive life insurance policies. For 1996, the Transactions contributed policy revenues totaling $10.9 million and approximately $10.8 million of investment income.

  RESULTS OF OPERATIONS

     NET INCOME. Net income increased by $19.6 million in 1996 to $54.2 million, or $3.89 per share, compared with $34.6 million, or $2.32 per share, in 1995 and $34.3 million, or $2.21 per share, in 1994. Included in these results were after-tax realized investment gains of $15.9 million and $2.4 million in 1996 and 1995, respectively. In March 1996, the Company realized a gain of $13.5 million from the sale of its equity investment in Nacolah Holding Corporation ("Nacolah"), parent of The North American Company for Life and Health Insurance. The Company utilized existing tax net operating loss carryforwards to offset the taxes otherwise payable in connection with the gain, and reversed an existing deferred tax valuation allowance, resulting in a tax benefit of $4.8 million. Net income in 1995 also included an extraordinary charge amounting to $1.0 million, which resulted from the write-off of unamortized loan costs associated with amending and restating the 1992 Credit Agreement.

     Earnings before realized investment gains and federal income taxes increased by $7.8 million to $58.9 million in 1996 compared with $51.1 million in 1995 and $52.7 million in 1994. The increase in 1996 was primarily due to earnings from the Transactions and increased business in force within ordinary reinsurance.

     POLICY REVENUES. Policy revenues by major source for the three year period are as follows:

                                                              1996       1995       1994
                                                             ------     ------     ------
                                                                    (IN MILLIONS)
    Ordinary reinsurance...................................  $268.9     $243.7     $225.0
    Group reinsurance......................................   164.1      136.8      125.9
    Administrative Reinsurance.............................    18.0        2.7         --
                                                             ------     ------     ------
              Total........................................  $451.0     $383.2     $350.9
                                                             ======     ======     ======

     The growth in ordinary reinsurance revenues was largely due to new reinsurance agreements entered into during the last two years, as first year premiums totaled $36.2 million in 1996 and increased by 68% and 17% during 1996 and 1995, respectively. The ordinary reinsurance lapse rate has ranged from 9-11% during the last three years.

     Group reinsurance policy revenues consist of life, accident and health, special risk and credit coverages. During the last three years, the Company's group accident and health and special risk reinsurance business increased substantially over previous levels. Group accident and health and special risk reinsurance policy revenues increased from $102.0 million in 1994 to $112.4 million in 1995 and $139.7 million in 1996. This growth resulted principally from increased participation in major medical and accident reinsurance pools and quota share arrangements, which are organized and managed by professional managing general underwriters. The rate of growth experienced in accident and health and special risk policy revenues is not expected to continue due to management's decision to selectively reduce or eliminate participation in certain pool arrangements to better balance the mix of risks reinsured.

     The growth in Administrative Reinsurance policy revenues has been due to the Transactions. Future revenue growth from Administrative Reinsurance depends on the Company's ability to identify and complete similar transactions.

     INVESTMENT INCOME. Investment income increased by 26% in 1996 to $124.3 million and by 20% in 1995 to $98.6 million. These increases were largely due to the growth in invested assets from the REALIC acquisition in 1995 and the Transactions completed in 1996. This rate of growth is dependent on new Administrative Reinsurance transactions and, to a lesser extent, new ordinary reinsurance business. The weighted average portfolio yield rate (amortized cost basis) was 7.8% in 1996 and 8.2% in 1995 and 1994.

     POLICY BENEFITS. Policy benefits increased by 18% in 1996 and 15% in 1995. These increases resulted from higher volumes of group business and increased life insurance in force, which was significantly impacted by the acquisition of REALIC and the completion of the Transactions. As a percentage of policy revenues, policy benefits were 74% in each of 1996 and 1995 and 70% in 1994. The increase experienced in the last two years was primarily due to an increase in revenues generated under reinsurance treaties with no acquisition costs, coinsurance involving paid-up insurance and Administrative Reinsurance, which produces no new business and, therefore, generally has a higher ratio of benefits to policy revenues.

     POLICY ACQUISITION COSTS. Policy acquisition costs increased by 17% in 1996 and 8% in 1995. These increases reflect the higher volumes of ordinary and group accident and health reinsurance business and the Transactions. As a percentage of policy revenues, policy acquisition costs were 25% in each of 1996, 1995 and 1994.

     INTEREST CREDITED TO POLICYHOLDER ACCOUNTS. Interest credited to policyholder accounts increased by 63% to $34.6 million in 1996 and by 42% to $21.2 million in 1995. These increases are attributable to the acquisition of REALIC and the Transactions as the majority of the policy benefit liabilities acquired in these transactions are interest sensitive.

     INTEREST EXPENSE. Interest expense, including facility fees and agency fees, decreased to $8.4 million in 1996 from $10.7 million in 1995 and $9.1 million in 1994. This decrease was due to (i) a decrease in the weighted average variable rate charged on outstanding debt, which decreased to 6.2% in 1996 from 7.1% in 1995 and (ii) a decrease in the outstanding principal balance to $125.0 million resulting from the first quarter of 1996 repayment of $15.0 million. The effective interest rate as of December 31, 1996 was 6.0%.

     OTHER OPERATING EXPENSES. Other operating expenses increased significantly in 1996 mainly due to (i) third party administration fees incurred by REALIC,
(ii) higher compensation costs related to the Transactions and (iii) higher staffing levels. REALIC utilizes the services of a third party administrator to administer all of its business; accordingly, to the extent the Company is successful in expanding Administrative Reinsurance, its operating expenses will continue to increase. Other operating expenses were essentially level in 1995 and 1994 as Canadian currency remeasurement losses incurred in 1994 totaling $4.2 million were partially offset by third party administrator fees incurred in connection with Administrative Reinsurance and by higher employee-related and consulting costs in 1995.

     The effective federal income tax rate was 29% in 1996 compared with the statutory rate of 35%. The federal income tax expense is net of a $4.8 million tax benefit resulting from the reversal of a deferred tax valuation allowance in connection with the realized investment gain on the Nacolah transaction. In 1995 and 1994, the effective federal income tax rate was 35%.

  FINANCIAL CONDITION AND LIQUIDITY

     INVESTMENTS. Invested assets at fair value amounted to $1,833.2 million and $1,504.2 million at December 31, 1996 and 1995, respectively. The increase in invested assets in 1996 resulted from the Transactions partially offset by a decrease in unrealized investment gains. Net unrealized gains on invested assets totaled $39.7 million and $82.5 million at year end 1996 and 1995, respectively, and generally reflect the increase in interest rates from period to period.

     The Company's investment policy is designed to maintain a high quality portfolio, maximize current income, maintain a high degree of liquidity, and match the cash flows of the portfolio to the required cash flows of the Company's liabilities.

     The Company does not engage in trading activities to generate realized investment gains and, thus, does not have a trading portfolio. However, the Company evaluates the desirability of continuing to hold a security when market conditions, creditworthiness or other measurement factors change. These changes may relate to a change in the credit risk of an issuer and a decision to sell may be made to avoid further declines in realizable value. Securities also may be sold prior to maturity to provide liquidity should the need arise.

     The Company's fixed maturity securities, which constituted 94%, or $1,720.6 million, of the total fair value of its invested assets as of December 31, 1996, are predominantly investment grade, liquid securities with varying maturity dates. The fair value of such investments may vary depending on economic and market conditions, the level of interest rates and the perceived creditworthiness of the issuer.

     At December 31, 1996, approximately $75.8 million (at fair value), or 4%, of the Company's invested assets consisted of below investment grade securities. The Company generally limits its investments in fixed maturities that are rated below investment grade, as these investments are subject to a higher degree of credit risk than investment grade securities. The Company closely monitors its below investment grade securities as well as the creditworthiness of the portfolio as a whole. When fair values decline for reasons other than changes in interest rates or other perceived temporary conditions, the security is written down to its net realizable value. In 1996, 1995 and 1994, the Company wrote down the value of certain securities by $0.5 million, $0.9 million, and $1.3 million, respectively. The Company had no fixed maturities in default at December 31, 1996.

     The results of operations and the financial condition of the Company are significantly affected by the performance of its investments and by changes in interest rates. During a period of declining interest rates, if the Company's investments are prematurely sold, called, prepaid or redeemed, the Company would be unable to reinvest the proceeds in securities with comparable rates of return. During a period of rising interest rates, the fair value of the Company's invested assets could decline. In addition, rising interest rates could also cause disintermediation which in turn could cause the Company to be required to sell investments at prices and times when the fair values of such investments are less than their amortized cost. The Company believes that its traditional life insurance liabilities are not highly interest sensitive and, therefore, the effects of fluctuating interest rates on these liability cash flows are not significant. For interest sensitive liabilities, the Company utilizes asset/liability management to minimize the impact of changes in interest rates. The Company has not engaged in hedging activities to mitigate the effects of interest rate changes on its invested assets.

     At December 31, 1996, collateralized mortgage obligations and mortgage-backed pass-through securities represented approximately 21% of the Company's invested assets. Certain of such investments may be subject to significant prepayment risk and, therefore, are susceptible to fluctuations in the level of interest rates.

     During 1996, 1995 and 1994, proceeds from sales of fixed maturities amounted to $253.4 million, $370.8 million and $134.8 million, respectively. The net gains realized from such sales were $1.8 million, $4.5 million and $0.4 million for the respective periods. The majority of the 1996 and 1995 sales was attributable to the restructuring of portfolios acquired in connection with the acquisition of REALIC and the completion of the Transactions.

     Real estate and mortgages (at cost) totaled $7.0 million at December 31, 1996 and were acquired as part of the Transactions. Mortgage loans comprise the majority of this amount.

     POLICY BENEFIT LIABILITIES. The Company's obligations for policy benefit liabilities increased by 33% and 42% during 1996 and 1995, respectively. These increases resulted from the acquisition of REALIC and the Transactions and increased reinsurance of new and in force life insurance business. Policy benefits consist of the present value of net future benefits under traditional ordinary and group life insurance policies, account values under interest sensitive life and annuity contracts, group accident and health claim reserves, life claims payable and other miscellaneous liabilities. Through REALIC and the Transactions, the relative proportion of interest sensitive and annuity policy benefit liabilities to the total has increased significantly and, at December 31, 1996, totaled approximately half of the policy benefits under life insurance contracts.

     Asset/liability management techniques are utilized by the Company to minimize the risks associated with interest rate fluctuations. For interest sensitive policy benefits, the Company seeks to invest in assets with equal durations while attaining a targeted rate of return. The Company currently does not engage in hedging transactions to mitigate the effects of interest rate fluctuations.

     DEBT AND SHAREHOLDERS' EQUITY. In 1995, the Company amended and restated the 1992 Credit Agreement to convert the facility to a senior secured revolving and term loan with a stated maturity of January 5, 2002. The two year revolving loan has a commitment amount of $160.0 million and may be extended for up to two one-year periods with bank consent. During 1996, the Company received bank consent to extend the maturity date by one year. At December 31, 1996, loans totaling $125.0 million were outstanding.

     Interest rates on the loans are variable and, subject to certain restrictions, the Company may select the applicable interest rate index and the period of applicability.

     The 1995 Credit Agreement contains certain covenants which, among other things, restrict under certain circumstances the payment of dividends and repurchase of treasury stock. Further, certain actions of the Company are limited, including those related to mergers, acquisitions, indebtedness and investments. The Company and its subsidiaries are required to meet certain financial ratios and maintain a minimum level of statutory surplus.

     Shareholders' equity increased by $10.8 million to $290.1 million at December 31, 1996 from $279.3 million at December 31, 1995, primarily as a result of net income of $54.2 million, partially offset by a decrease in net unrealized appreciation of securities of $24.5 million, treasury stock purchases of $17.0 million and common shareholder dividends of $5.5 million.

     Under the stock repurchase program initially approved by the Company's Board of Directors during 1995, approximately 2.1 million shares have been purchased under a total authorization of 3.0 million shares. The Company may use internally generated funds or borrowings under the 1995 Credit Agreement to finance additional purchases of shares, if any, under the repurchase program.

     Dividends paid to common shareholders reflect an annual rate of $.40 per share in 1996 and $.28 per share in 1995; effective in the first quarter of 1997, the Company increased its annual dividend rate to $.52 per share.

     Debt to total capitalization (outstanding debt divided by outstanding debt plus shareholders' equity) decreased significantly during the last two years. As a percentage, these amounts were 30%, 33% and 42% at year-end 1996, 1995 and 1994, respectively. Management believes that, to best balance leverage and regulatory targets, a debt to total capitalization ratio in the range of 25-35% is appropriate.

     LIQUIDITY. Sources of liquidity are available to the Company in the form of cash and short-term investments and, if necessary, the sale of invested assets. The Company also may borrow an additional $35.0 million under the 1995 Credit Agreement and may enter into reverse repurchase agreements to fund short-term cash needs. In addition to its debt servicing and dividend obligations, the Company's financial obligations consist of policy benefit and acquisition costs, taxes and general operating expenses. During the next twelve months, management believes these obligations will be adequately provided for by policy revenues and investment income.

     The primary sources of funds for Life Re Corporation (the "Parent") consist of dividends and surplus debenture principal and interest payments from TexasRe, which are further funded by dividends from Life Reassurance to TexasRe. The ability of the Parent to make payments of principal and interest as well as to continue to pay common stock dividends is ultimately dependent on the statutory earnings and surplus of its subsidiaries. The following table shows surplus debenture principal and interest payments received and dividends received by the Parent for the last three years as well as dividends available for payment in that year without prior approval of state regulatory authorities:

                                                                 YEARS ENDED DECEMBER 31,
                                                                 -------------------------
                                                                 1996      1995      1994
                                                                 -----     -----     -----
                                                                       (IN MILLIONS)
    Surplus debenture amounts received from TexasRe:
      Interest.................................................  $10.0     $19.4     $ 2.3
      Principal................................................     --      10.0       5.0
                                                                 -----     -----     -----
                                                                  10.0      29.4       7.3
    Dividends received from TexasRe............................   12.1      15.0        --
                                                                 -----     -----     -----
                                                                 $22.1     $44.4     $ 7.3
                                                                 =====     =====     =====
    Dividends available for payment by TexasRe.................  $27.1     $28.2     $15.4
                                                                 =====     =====     =====

     The unpaid principal amount of the surplus debentures at December 31, 1996 was $160.5 million. The interest rate payable under the terms of the surplus debentures is the same as the interest rate under the 1995 Credit Agreement. In 1995, the principal amortization terms of the surplus debentures were changed to conform to the terms of the 1995 Credit Agreement.

     Currently, no prior approval of the Texas Insurance Commissioner is required to prepay or pay scheduled interest or principal on the surplus debentures provided that, after giving effect to any such payment, the statutory surplus of TexasRe exceeds $125.0 million.

     TexasRe relies primarily on dividends from Life Reassurance to meet its obligations under the surplus debentures as well as to pay dividends to the Company. TexasRe received dividends from Life Reassurance during 1996, 1995 and 1994 of $14.9 million, $30.9 million, and $13.5 million, respectively.

     The payments of dividends by TexasRe and Life Reassurance are subject to restrictions set forth in Texas and Connecticut insurance laws and regulations. Under Connecticut law, no dividend in an amount exceeding Life Reassurance's earned surplus may be paid without prior regulatory approval. Approval has been received from the Connecticut Department of Insurance to define earned surplus for this purpose to include amounts of paid in surplus in excess of $125.0 million.

     Purchases and sales of fixed maturities increased substantially in 1996 and 1995 due primarily to restructuring of portfolios related to REALIC and the Transactions. The completion of these types of transactions generally produces a cash outlay for acquisitions and a net cash inflow upon reinsurance of insurance in force. During 1996, net cash of $59.7 million was generated by the receipt of cash as consideration for the assumption of insurance liabilities partially offset by the purchase price paid in acquiring companies. Financing cash flows include debt prepayments of $15.0 million in 1996 and $10.0 million in 1994. Withdrawals from annuity and interest sensitive life insurance contracts totaled $74.7 million in 1996 compared to $30.7 million in 1995 due to increased volumes of business resulting from the Transactions and an increase in the related rate of lapsation.

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

     During 1997 and 1996, the Company completed several transactions through which it acquired blocks of insurance in force. The 1997 Transactions, which were the purchase of AML and a coinsurance agreement with UNUM Life Insurance Company of America and First UNUM Life Insurance Company, increased total assets by approximately $240 million. The 1996 Transactions increased total assets by approximately $400 million.

  RESULTS OF OPERATIONS

     NET INCOME. Net income totaled $34.9 million for the nine months ended September 30, 1997 compared to $41.0 million for the same period last year. Included in the 1996 results was an after-tax realized gain of $13.5 million from the sale of a strategic investment. In conjunction therewith, the Company utilized existing tax net operating loss carryforwards to offset the taxes otherwise payable in connection with the gain and reversed an existing deferred tax valuation allowance, resulting in a tax benefit of $4.8 million. Income before federal income taxes and excluding realized investment gains was $50.9 million in the current nine month period compared to $40.0 million in the same period last year. The increase in earnings is largely attributable to higher in force volumes in ordinary life reinsurance and comparatively favorable mortality, contributions from Administrative Reinsurance as a result of the 1996 Transactions and income from an automobile credit reinsurance agreement effective July 1996. These favorable results were partially offset by higher morbidity in the group accident and health and special risk pool business. Morbidity experience within the group accident and health and special risk pool business is not expected to improve materially in the near term.

     POLICY REVENUES. Policy revenues increased by $32.0 million, or 10%, to $360.9 million in 1997 from $328.9 million in 1996. Ordinary life reinsurance policy revenues increased by $25.5 million, or 13%, to $224.8 million due to an increase in first year premiums of $17.5 million and higher renewal premiums resulting from higher in force amounts. An increase in Administrative Reinsurance policy revenues of $11.4 million is attributable to the Transactions. Future revenue growth from Administrative Reinsurance is dependent on the completion of similar transactions.

     Group policy revenues decreased by $4.9 million, or 4%. Of the group policy revenues, premiums of $13.3 million in the 1997 period were generated from automobile credit reinsurance. Group life premiums declined by $7.2 million period to period due to treaty terminations. Group accident and health and special risk premiums decreased by $11.0 million, or 11%, primarily as a result of an agreement, effective January 1, 1997, to retrocede 50% of 1997 group accident and health and special risk reinsurance risks. Also contributing to the decline were reductions in certain pool participations which were offset by higher premium from remaining business. In October 1997, the Company announced its withdrawal from the group accident and health and special risk pool reinsurance marketplace. The Company will not renew or accept new participations in group accident and health and special risk pools. The Company anticipates a decline in policy revenues in these lines of approximately 20% for the full year 1997 from 1996 policy revenues, 50% in 1998 from 1997 policy revenues and 80% in 1999 from 1998 policy revenues, as the existing business runs off. The Company expects no adverse financial impact from its withdrawal from this business.

     INVESTMENT INCOME. Investment income increased by 22% to $110.0 million as a result of assets received in conjunction with the Transactions, the automobile credit reinsurance agreement and proceeds from the Company's issuance in June 1997 of capital securities, offset by a decrease in the weighted average portfolio yield rate, which was 7.49% and 7.61% at September 30, 1997 and 1996, respectively. Future investment income growth is dependent on, among other factors, the completion of additional Administrative Reinsurance transactions and continued growth in ordinary life reinsurance and automobile credit reinsurance business.

     POLICY BENEFITS. Policy benefits increased by $6.9 million from the prior period due to higher volumes of business in force; however, as a percentage of policy revenues, policy benefits improved to 70% in 1997 from 75% in 1996. Contributing to the lower percentage is a shift in the mix of business from excess reinsurance to first dollar quota share reinsurance; under first dollar quota share reinsurance, typically a higher proportion of the reinsurance premium funds acquisition costs and a lesser proportion funds mortality costs. Also, improved mortality in ordinary life reinsurance was partially offset by a deterioration in group accident and health and special risk morbidity experience.

     POLICY ACQUISITION COSTS. Policy acquisition costs as a percentage of policy revenues were 29% for the nine months ended September 30, 1997 compared to 25% for the same period of 1996. The increase is largely due to higher ultimate commission rates on ordinary life reinsurance resulting from the shift of the mix of business.

     INTEREST CREDITED TO POLICYHOLDER ACCOUNTS. Interest credited to policyholder accounts increased to $28.6 million in 1997 from $24.1 million in 1996 corresponding to the growth in interest sensitive business resulting from the Transactions. These results were partially offset by a revised estimate of certain bonus interest provisions and the lapsation of business in force.

     INTEREST EXPENSE. Interest expense declined by $.5 million as a result of a $15.0 million principal repayment in March 1996 and a decline in the weighted average variable rate to 6.0% from 6.2%.

     DISTRIBUTIONS ON CAPITAL SECURITIES. Distributions on capital securities of $2.8 million were incurred from the issuance in June 1997 of $100 million of 8.72% capital securities by a subsidiary trust as further described in "-- Financial Condition and Liquidity" below.

     OTHER OPERATING EXPENSES. Other operating expenses increased by $4.0 million to $25.0 million partly as a result of increased fees for third party administration of Administrative Reinsurance, which fees increased as a result of greater in force volumes resulting from the Transactions. The Company's higher compensation costs also contributed to the increase in operating expenses.

     FEDERAL INCOME TAXES. Federal income taxes were provided at the federal statutory rate of 35% for 1997. The 1996 rate was 27% due to the previously mentioned tax benefit from utilization of operating loss carryforwards.

  FINANCIAL CONDITION AND LIQUIDITY

     INVESTMENTS. Invested assets grew to $2,156.4 million at September 30, 1997 from $1,833.2 million at December 31, 1996 as a result of the issuance of $100 million of capital securities, net assets of approximately $200.0 million received from the Transactions in 1997, the reinvestment of operating cash flows of $40.6 million and a $38.8 million interest rate related fair value increase, partially offset by net withdrawals from policyholder accounts of $47.7 million.

     The Company's fixed maturity portfolio (including the fixed maturity securities which are included in assets held by ceding company under reinsurance treaty) constituted 94% of invested assets at September 30, 1997, of which $69.0 million, or 3.2% of invested assets, consisted of below investment grade securities. At September 30, 1997, the weighted average quality rating of the fixed maturities portfolio was "A" and no fixed maturities were in default.

     LIQUIDITY. Sources of liquidity are available to the Company in the form of cash and short-term investments and, if necessary, the sale of invested assets. The Company may enter into reverse repurchase agreements to fund short-term cash needs and can also borrow an additional $35.0 million under its revolving credit agreement. Effective May 1, 1997, the credit agreement was amended to reduce the margin over an index rate that determines the amount of interest paid by the Company. In addition, the Company may defer the commencement of principal amortization until January 2001. As of September 30, 1997 and December 31, 1996, the weighted average interest rate on long-term debt was 6.0%. In addition to debt servicing and dividend obligations, the Company's financial obligations consist of policy benefit and acquisition costs, taxes and general operating expenses. Management believes that these obligations will be adequately provided for by policy revenues and investment income for the next twelve months.

     The ability of the Company to make principal and interest payments under its credit agreement and fund capital security distributions as well as to continue to pay common stock dividends ultimately is dependent on the statutory earnings and surplus of the insurance subsidiaries. The transfer of funds from the subsidiaries to Life Re Corporation is subject to applicable insurance laws and regulations. Pursuant to a stock repurchase program approved by the Company's Board of Directors under which a total 3.0 million shares have been authorized for purchase, the Company has repurchased approximately 2.2 million shares for an aggregate purchase price of $46.6 million.

NEW ACCOUNTING PRONOUNCEMENTS

     In 1997, the Financial Accounting Standards Board issued Statements No. 128, 130 and 131. These statements concern the calculation of earnings per share and the presentation of comprehensive income and segment reporting, respectively. These statements will not affect the Company's financial condition or results of operations.

                                    BUSINESS

     Life Re, through its principal wholly-owned subsidiary, Life Reassurance, is a leading provider of life reinsurance in the United States, with over $145 billion of life reinsurance in force and assets of $3.7 billion at December 31, 1997. Management believes the Company is the largest independent publicly traded life reinsurer in the United States, and that it ranks fifth overall among U.S. life reinsurers as measured by life reinsurance in force. The Company's operating strategy has been to focus on two core lines of business: (i) Traditional Life Reinsurance, which involves the transfer to the Company of mortality risks on new sales from primary (or ceding) insurers of ordinary and group life insurance policies and (ii) Administrative Reinsurance(SM), which involves the acquisition of blocks of life insurance in force and, frequently, the assumption of administrative responsibility for life insurance in force by the Company. During the five year period ending December 31, 1997, the Company's operating earnings per share and book value per share (excluding realized and unrealized investment gains and losses) have grown at 19% and 16% compound annual growth rates, respectively, and return on average equity (excluding realized and unrealized investment gains and losses) has averaged 15%.

     Management estimates that between 1993 and 1996, new ordinary insurance in force ceded to the life reinsurance market grew from $166 billion to $343 billion, representing a 27% compound annual growth rate. In addition, over the same period, management believes there has been an expansion in the number of opportunities to acquire blocks of life insurance in force. The Company believes that certain dynamics in the life insurance industry have contributed to the Company's growth over time in Traditional Life Reinsurance and Administrative Reinsurance. These dynamics include: (i) an increasing use of life reinsurance by primary companies as a means of managing risk-based capital pressures by shifting mortality risk and distribution costs to reinsurers and (ii) an increasing focus by primary companies on asset accumulation products and a desire to eliminate or minimize mortality risk taking. Moreover, primary companies increasingly are seeking to sell blocks of life insurance in force in order to realize value and release capital embedded in non-core businesses or to ease administrative burdens and costs associated with maintaining outdated or inefficient systems.

     The Company derived approximately 62% of its revenues for the year ended December 31, 1997, and the majority of its pre-tax operating income for the same period, from Traditional Life Reinsurance. The Company provides life reinsurance primarily for mortality risk with respect to both ordinary and group life insurance products on an automatic treaty basis. Substantially all of the Company's Traditional Life Reinsurance business is marketed directly by the Company without the use of intermediaries. Between 1993 and 1996, the Company's new sales of ordinary life reinsurance, as measured by insurance in force assumed, grew at a compound annual growth rate of 29%. The Company's first year premium growth, another measure of new life insurance sales, has grown consistently over the past several years, from $13 million in 1993 to $61 million in 1997.

     The Company derived approximately 18% of its revenues for the year ended December 31, 1997 from Administrative Reinsurance. Management expects the Administrative Reinsurance line of business to be an important source of additional growth in the Company's pre-tax operating income. Through Administrative Reinsurance, the Company is able to benefit from the increasing consolidation in the life insurance industry by focusing on acquiring non-core or smaller blocks of life insurance in force. In July 1995, the Company acquired REALIC, which served as its initial platform for Administrative Reinsurance. With the acquisition of REALIC, the Company obtained primary insurance licenses and began outsourcing administrative services for acquired blocks of insurance in force on a variable cost basis. Since 1995, the Company has acquired or is under contract to acquire a total of 10 blocks of life insurance in force, representing in excess of $2.0 billion in assets.

     In 1997, the Company made a strategic decision to withdraw from the group accident and health and special risk reinsurance business. This line of business provided approximately 20% of revenues for the year ended December 31, 1997. The decision to exit this line of business primarily was motivated by the need for additional capital in its Traditional Life Reinsurance and Administrative Reinsurance lines of business and the deterioration in accident and health morbidity experience. The Company does not expect this line of business to affect materially future results.

     Life Re was founded in 1988 by Rodney A. Hawes, Jr., Douglas M. Schair and Jacques E. Dubois, each of whom has over 25 years of insurance industry experience, for the purpose of acquiring Life Reassurance from General Reinsurance Corporation. Life Re currently has a rating of A+ (Superior) by A.M. Best. A.M. Best ratings are based upon an insurance company's financial strength regarding its ability to pay obligations to policyholders and are not directed toward the protection of investors.
                            ------------------------

     The following information has been derived from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997 and has been included herein for the convenience of the reader.

BUSINESS WRITTEN

  GENERAL

     The business of reinsurance generally consists of reinsurers, such as the Company, who enter into contractual arrangements (treaties) with primary insurers (ceding companies) whereby the reinsurer agrees to indemnify the ceding company for all or a portion of the risk associated with the underlying insurance policy in exchange for a reinsurance premium payable to the reinsurer. Reinsurers also may enter into retrocessional reinsurance arrangements with other reinsurers, which operate in a manner similar to the underlying reinsurance arrangement described above. Under retrocessional reinsurance arrangements, the reinsurer shifts a portion of the risk associated with the underlying insurance policy to the retrocessionaires.

     Reinsurance agreements may be written on an automatic treaty basis or facultative basis, and reinsurance may be marketed directly by the reinsurer or through reinsurance intermediaries or brokers. An automatic treaty provides for a ceding company to cede contractually agreed-upon risks on specific blocks of business to a reinsurer and binds that reinsurer without obtaining further approval from that reinsurer. Facultative reinsurance is the reinsurance of individual risks whereby a reinsurer has the opportunity to analyze and separately underwrite a risk prior to agreeing to accept the risk. In addition, both automatic treaty and facultative reinsurance may be written on either a quota share basis (a percentage of each risk in the reinsured class of risk is assumed by the reinsurer from the ceding company with premiums proportional to such assumed risk being paid to reinsurers) or an excess of loss basis (reinsurers indemnify the ceding company up to a contractually-specified amount for a portion of loss exceeding a specified loss retention amount in consideration of non-proportional premiums being paid).

     The Company's operating strategy has been to focus on two core lines of business: (i) Traditional Life Reinsurance and (ii) Administrative Reinsurance. Traditional Life Reinsurance includes ordinary life reinsurance and group life reinsurance. Administrative Reinsurance includes automobile credit life and disability. These two core lines of business cover the following risks: (i) mortality and morbidity, (ii) investment, (iii) lapsation, and (iv) medical expense, disability and accident. The Company writes reinsurance predominantly on a direct basis with primary life insurance companies. Life Reassurance has a closed block of primary insurance in force consisting of single premium annuities issued prior to 1986. In addition, the Administrative Reinsurance line of business, which focuses on administering primary life insurance in force, includes closed blocks of directly written life insurance. In 1997, the Company made a strategic decision to withdraw from the group accident and health and special risk reinsurance business.

     The following table sets forth selected information for the indicated periods concerning the Company's insurance operations:

             DISTRIBUTION OF POLICY REVENUES AND INSURANCE IN FORCE

                                                      YEAR ENDED DECEMBER 31,
                                     ----------------------------------------------------------
                                           1996                 1995                 1994
                                     ----------------     ----------------     ----------------
                                      AMOUNT      %        AMOUNT      %        AMOUNT      %
                                     --------   -----     --------   -----     --------   -----
                                                (IN THOUSANDS, EXCEPT IN FORCE DATA)
Policy revenues:
  Ordinary life reinsurance........  $268,902    59.6%    $243,672    63.6%    $224,998    64.1%
  Group life reinsurance...........    23,213     5.2       24,442     6.4       23,913     6.8
  Administrative Reinsurance.......    18,013     4.0        2,714     0.7
  Automobile credit life and
     disability....................     1,211     0.2           --     0.0           --     0.0
  Group accident and health and
     special risk reinsurance......   139,653    31.0      112,403    29.3      101,964    29.1
                                     --------   -----     --------   -----     --------
          Total policy revenues....  $450,992   100.0%    $383,231   100.0%    $350,875   100.0%
                                     ========   =====     ========   =====     ========
Insurance in force at end of year
  (in millions and before
  reinsurance ceded):
  Ordinary life reinsurance........  $103,560             $ 83,668             $ 74,167
  Group life reinsurance...........     7,933                6,430                7,046
  Administrative Reinsurance.......     4,519                1,185                   --
                                     --------             --------             --------
          Total insurance in
            force..................  $116,012             $ 91,283             $ 81,213
                                     ========             ========             ========
Ordinary life lapse ratio..........               9.4%                10.8%                 9.9%

  ORDINARY LIFE REINSURANCE

     Ordinary life reinsurance is generally the reinsurance of individual term life insurance policies, whole life insurance policies, universal life insurance policies, and joint and survivor insurance policies. The Company's ordinary life line of business includes all of these products.

     Substantially all of the Company's policy revenues with respect to ordinary life reinsurance are written on an automatic treaty basis. Ordinary life reinsurance is written on a facultative basis only in limited circumstances, generally for primary insurers with which the Company has automatic treaty reinsurance business. Facultative reinsurance is individually underwritten by the Company for each policy to be reinsured, with the pricing and other terms established at the time the policy is underwritten based upon rates negotiated in advance. Most of the Company's ordinary life reinsurance business is written on a quota share basis. The Company generally requires ceding companies to retain at least 10% of every risk, whether the business is written on an excess or quota share basis. The Company generally limits its own net liability on any one ordinary life risk to $1.0 million. The Company's reinsurance agreements frequently provide for rights of recapture, which permit the ceding company to increase the amount of liability it retains on the reinsured policies after the policies have remained in force for a designated period of time (generally between ten and twenty years). Accordingly, an increase in the amount of liability retained by the ceding company will decrease both the Company's insurance in force and premiums to be received from the reinsured policies.

     The Company's ordinary life reinsurance agreements typically remain in force for the life of the underlying policies reinsured. The Company is entitled to renewal policy revenues absent the death of the insured, voluntary surrender or lapse of the policy due to nonpayment of premium or the recapture by the ceding company of the risks reinsured.

     The following table sets forth the Company's policy revenues on ordinary life reinsurance first year business and renewal business for the periods indicated:

             DISTRIBUTION OF FIRST YEAR AND RENEWAL POLICY REVENUES
                         FOR ORDINARY LIFE REINSURANCE

                                                      YEAR ENDED DECEMBER 31,
                                     ----------------------------------------------------------
                                           1996                 1995                 1994
                                     ----------------     ----------------     ----------------
                                      AMOUNT      %        AMOUNT      %        AMOUNT      %
                                     --------   -----     --------   -----     --------   -----
                                                           (IN THOUSANDS)
Ordinary life reinsurance policy
  revenues:
  First year (1)...................  $ 36,217    13.5%    $ 17,736     7.3%    $ 13,248     5.9%
  Renewal..........................   232,685    86.5      225,936    92.7      211,750    94.1
                                     --------   -----     --------   -----     --------   -----
          Total ordinary life
            reinsurance policy
            revenues...............  $268,902   100.0%    $243,672   100.0%    $224,998   100.0%
                                     ========   =====     ========   =====     ========   =====

---------------
(1) First year policy revenues are premiums received within one year of the date of issuance of the underlying policy, whether reinsured by treaties entered into prior to or during the indicated period.

     As of December 31, 1996, the Company reinsured ordinary life insurance business under treaties with approximately 450 ceding companies. In 1996, 45 ceding companies each accounted for at least $1.0 million of ordinary life reinsurance policy revenues and in the aggregate represented approximately 89% of the Company's ordinary life reinsurance policy revenues. The Company markets its ordinary life reinsurance to a broad cross section of companies, which vary in size, corporate structure and geographic location. No ordinary life ceding company accounted for more than 10% of the Company's policy revenues in 1996.

     The Company occasionally reinsures ordinary life insurance business on an experience rated basis, whereby the ceding company receives a refund of a portion of the profits resulting from favorable claims experience with respect to the underlying policies. Experience rating refunds amounted to $5.1 million, $4.4 million and $2.8 million for 1996, 1995 and 1994, respectively.

     The Company reinsures, or retrocedes, portions of certain risks for which it has accepted liability. The Company's policy is to retain up to $1.0 million of liability on any one life for ordinary life insurance. The next $10.0 million of liability in excess of $1.0 million is retroceded to a pool of ten retrocessionaires. In certain limited circumstances the Company reinsures policies where the underlying risk exceeds $11.0 million. In such cases, the Company retrocedes any such risk in excess of $11.0 million on a facultative basis.

     Each retrocessionaire in the Company's current ordinary life pool reinsures a percentage of each risk that is retroceded to the pool. Each of the domestic participants in the pool is rated "A-" or better by A.M. Best. Although the foreign retrocessionaires, which constitute 20% of the pool, are not rated by A.M. Best, each of the foreign retrocessionaires provides the Company with an irrevocable letter of credit drawn on a U.S. bank or a U.S. branch of a foreign bank in the amount of the reserves held by such retrocessionaire for the benefit of the Company. If a foreign retrocessionaire were to default on its payments, the Company could collect such funds by exercising its rights under the applicable letter of credit. To date, the Company has not experienced a material default in connection with its retrocessional arrangements nor any material difficulty in collecting claims recoverable from its retrocessionaires.

  GROUP LIFE REINSURANCE

     Group life reinsurance is the reinsurance of various types of group life policies. These policies generally include employee-employer group term life (representing the majority of such business), voluntary and supplemental term life, association or affinity term life, group universal life and voluntary group universal life. Group life reinsurance generally is written on an annual basis resulting in the terms of such contracts being subject to renegotiation or cancellation each year. The Company typically reinsures group life clients on an experience rated basis, whereby the ceding company receives a refund of a portion of the profits resulting from favorable claims experience with respect to the underlying policies. Group life reinsurance policy revenues were $23.2 million, $24.4 million and $23.9 million in 1996, 1995 and 1994, respectively. Experience rating refunds amounted to $3.1 million, $3.8 million and $2.4 million for 1996, 1995, and 1994, respectively.

     The Company markets its group life reinsurance to a broad cross section of client entities, which vary in size, corporate structure and geographic location. No group life client accounted for more than 5% of the Company's policy revenues in 1996.

     The Company's group life retrocessionaire is rated "A" by A.M. Best and the Company has not experienced any material difficulties in its recovery of group life claims. The Company's retention limit for group life insurance business generally may be in an amount up to $350,000, with amounts in excess thereof being retroceded.

  ADMINISTRATIVE REINSURANCE

     In furtherance of REALIC's strategy of providing its clients with a financial benefit through block reinsurance of existing insurance in force and assisting those clients who wish to discontinue the administration of older non-core blocks of business, the Company established its Administrative Reinsurance line of business. By combining an administrative transfer with block reinsurance of insurance in force, the Company's clients may benefit financially in two ways: by realizing the embedded value of the in force and freeing target surplus, and by reducing overhead and variable expenses associated with these older blocks.

     Administrative Reinsurance takes at least two forms: the reinsurance of non-core existing insurance in force from life insurers, and the acquisition of life insurance companies that lack critical mass to effectively market products and efficiently administer blocks of insurance. In either case, the Company, through REALIC, organizes the conversion of the client's block of business to the systems of its third party administrator, Cybertek Corporation ("Cybertek"), and ceases new marketing of the products reinsured. Before entering into agreements for the acquisition of either blocks of business or insurance companies, management of the Company conducts a review of each company's underwriting standards and procedures and assesses each company's claims history.

     REALIC utilizes the services of an outside administrator, Cybertek, to provide most of the administrative services needed for the primary business. The administrative services provided by Cybertek are set forth in a seven-year agreement between Cybertek and REALIC, and include premium processing, billing, policyholder service and claims administration. The balance of REALIC's administrative services and the supervision of Cybertek are performed by employees of REALIC and Life Reassurance.

  AUTOMOBILE CREDIT LIFE AND DISABILITY REINSURANCE

     During 1996, the Company entered into the automobile credit life and disability reinsurance line of business. In July 1996, the Company entered into certain transactions with Resource Financial Corporation ("Resource"), which was formerly Ryan Dealer Group and a subsidiary of Aon Corporation ("Aon"). Ryan Dealer Group had over thirty years experience in marketing and issuing, through its affiliates, credit life and disability insurance products in connection with the sale of automobiles. Ryan Dealer Group was purchased from Aon by its management employees and renamed Resource. Resource also purchased from Aon a life insurance carrier, American Combined Life Insurance Company, which was renamed Resource Life Insurance Company ("Resource Life").

     The Company's transactions with Resource included (i) the purchase of 5.9% of the voting and 32.7% of the non-voting stock of Resource, (ii) the investment of $15.0 million in the preferred stock of, and a $5.0 million loan to, an intermediate holding company of Resource Life, and (iii) reinsurance arrangements between Resource Life and Life Reassurance. The funds invested and loaned to the intermediate holding company have been contributed to and are now retained by Resource Life as capital and surplus.

     Much of the business produced by Resource Life originates from automobile dealerships that own reinsurance companies. These reinsurance companies are referred to as Dealer Owned Reinsurance Companies (each, a "DRC"). Generally, business sold at a dealership will be reinsured to that dealer's DRC on a written basis for credit life insurance and on an earned basis for credit disability insurance. Resource Life entered into reinsurance arrangements with Life Reassurance under which a substantial majority of the credit life and disability risks are reinsured to Life Reassurance which then retrocedes such risks to the DRCs.

     Life Reassurance also has entered into reinsurance agreements with affiliates of Aon, and in connection with such reinsurance arrangements and the arrangements with Resource Life, Life Reassurance agreed to pay contingent consideration to a subsidiary of Aon based on premiums produced by Resource for a period of five years subsequent to July 1, 1996.

  GROUP ACCIDENT AND HEALTH AND SPECIAL RISK REINSURANCE

     In 1997, the Company made a strategic decision to withdraw from the group accident and health and special risk reinsurance business. This line of business provided approximately 20% of revenues for the year ended December 31, 1997. The decision to exit this line of business primarily was motivated by the need for additional capital in its Traditional Life Reinsurance and Administrative Reinsurance lines of business and the deterioration in accident and health morbidity experience. The Company does not expect this line of business to affect materially future results.

     Group accident and health reinsurance consists of the reinsurance of medical expense, disability and accident risks. Special risk reinsurance consists principally of accidental death coverage and catastrophic excess of loss coverage, as well as occupational accident coverage. In the substantial majority of the Company's group accident and health reinsurance treaties, the original client is a self insured corporate health plan. Reinsurance for such self insured plans is secured in order to minimize the risk to the plan of claims well in excess of those originally projected. The reinsurance is usually in the form of specific and aggregate stop loss coverage. Specific stop loss coverages provide for reimbursement of individual losses in excess of a specified per person retention. Aggregate stop loss covers accumulations of claims within the specified retention, once they exceed an agreed percentage (usually 125%) of the total original estimated claims cost. The average specified retention is generally at a level in excess of $25,000 to $100,000 per person. Group accident and health and special risk reinsurance policy revenues were $139.7 million, $112.4 million and $102.0 million in 1996, 1995 and 1994, respectively.

     The Company generally participates in group accident and health reinsurance through reinsurance facilities, and in the case of special risk reinsurance, through pool arrangements. Such reinsurance facilities typically are formed by managing general underwriters to accept given types of risk. The managing general underwriters then market their facilities and invite reinsurers to share the risks. Usually, reinsurance facilities consist of several reinsurance companies. Other functions performed by managing general underwriters typically include underwriting of the reinsurance risk, adjustment and payment of claims, marketing and accounting.

     Reinsurance of group accident and health and special risk business generally is written on an annual basis resulting in the terms of such contracts being subject to renegotiation or cancellation each year. Many of the specific and aggregate medical facilities have a profit commission feature which is based on the profitability of the treaty.

     A substantial portion of the group accident and health and special risk business was written on an excess basis as measured by policy revenues.

     At December 31, 1996, the Company reinsured risks under treaties with approximately 150 ceding client entities with respect to group accident and health and special risk business. In 1996, twenty-nine ceding client entities each accounted for at least $1.0 million of group accident and health or special risk policy revenues and represented, in the aggregate, approximately 89% of the Company's group accident and health and special risk policy revenues. The Company markets its group accident and health and special risk reinsurance to a broad cross section of client entities, which vary in size, corporate structure and geographic location. No group accident and health or special risk ceding client entity accounted for more than 5% of the Company's policy revenues in 1996.

     On group health reinsurance, the Company generally retains up to $300,000 for any one insured person per year. The Company's net liability in excess of its retention up to $1.0 million is retroceded to a pool of reinsurers and the next $1.0 million of liability is retroceded to a single retrocessionaire. For one group health client, the Company has a retrocessional arrangement with a single retrocessionaire. The Company has not experienced any material difficulty in collecting claims recoverable from its group health retrocessionaires.

     On special risk reinsurance, the Company generally retains up to $1.0 million on any one risk. Amounts in excess of $1.0 million are retroceded to a syndicate of reinsurers in Europe. The Company has not experienced any difficulty in collecting claims recoverable from its special risk retrocessionaires.

UNDERWRITING

     Senior management has developed underwriting guidelines, policies and procedures with the objective of controlling the quality and pricing of business written. The Company's underwriting process emphasizes close collaboration among its underwriting, actuarial, administration and claims departments.

     The Company determines whether to write reinsurance business by considering many factors, including the type of risks to be covered, ceding company retention and binding authority, product and pricing assumptions and the ceding company's underwriting standards, financial strength and distribution systems. The Company generally does not assume 100% of a risk and requires the ceding company to retain at least 10% of every reinsured risk. The Company will assume a substantial portion of the risk in connection with Administrative Reinsurance.

     The Company regularly updates its underwriting policies, procedures and standards to take into account changing industry conditions, market developments and changes in medical technology. The Company endeavors to ensure that the underwriting standards and procedures of its ceding client entities are compatible with those of the Company. Toward this end, the Company conducts periodic reviews of the ceding clients' underwriting and claims procedures. The Company maintains its underwriting manual, which is distributed for use by its ceding clients, to reflect current medical technology and the Company's underwriting standards. In addition, with respect to a portion of the Company's group reinsurance business, certain underwriting functions are performed on the Company's behalf by managing general underwriters according to underwriting guidelines reviewed by the Company.

MARKETING

     The Company has developed its business on the basis of direct marketing relationships established over many years through responsive service. The Company's senior management is directly involved in all aspects of the Company's marketing efforts, including the formulation, execution and evaluation of marketing strategies, the identification of marketing opportunities and the maintenance of relationships with senior executives at client companies. The Company seeks to evaluate each client's specific reinsurance needs, tailor reinsurance programs to meet those needs and be responsive in processing claims. The Company believes this strategy will enable it to achieve its objective of favorably competing on the basis of service as well as price.

     In January 1996, the Company announced the creation of the Office of Life Marketing. The Office of Life Marketing is responsible for direct marketing of life reinsurance products and group reinsurance products. These group reinsurance products include group life, major medical, and catastrophic excess of loss business, all of which are marketed on a direct basis. The Office of Life Marketing consists of executives having expertise in various disciplines within the insurance industry. These disciplines include actuarial, legal, marketing and underwriting. The Office of Life Marketing is designed to provide excellent service to the Company's clients by working with clients to identify and address their specific needs.

     During 1996, substantially all policy revenues with respect to ordinary life and group life reinsurance business were written directly while approximately 11% of group accident and health and special risk reinsurance was written directly. The remaining 89% of group accident and health and special risk reinsurance was placed through reinsurance intermediaries, and of that amount, 27% was placed by a single intermediary, D.W. Van Dyke and Company of Connecticut, Inc. Intermediaries solicit, negotiate or place reinsurance cessions or retrocessions on behalf of a ceding insurer, reinsurer or a reinsurance facility. Intermediaries do not have the authority to bind the Company with respect to reinsurance agreements, and the Company does not commit in advance to accept any portion of the business that intermediaries submit.

CLAIMS ADMINISTRATION

     The Company's claims department (i) reviews and verifies reinsurance claims, (ii) obtains information necessary to evaluate claims, (iii) determines the Company's liability with respect to claims and (iv) arranges for timely claim payments. Claims are subjected to a thorough review process to ensure that the risk was properly ceded, the claim complies with the contract provisions and the ceding company is current in the payment of reinsurance policy premiums to the Company. Ordinary life and group life claims generally are reported on an individual basis by the ceding entity. The ceding entity will provide the Company with proofs of loss, which the Company then reviews for compliance with treaty terms.

     Ordinary life claims under policies reinsured on a facultative basis and underwritten within the five previous years and ordinary life claims under policies reinsured under automatic treaties and underwritten within the two previous years generally are reviewed by the underwriting department. The claims department also investigates claims generally for evidence of misrepresentation in the policy application and approval process. In addition to reviewing and paying claims, the claims department monitors both specific claims and overall claims handling procedures of ceding companies.

     Group accident and health claims generally are reported to the Company by the ceding entity on an aggregate basis. The ceding entity will provide the Company with a listing of the claims paid by the ceding entity, which the Company then reviews for compliance with treaty terms.

     Cybertek provides claims administration for the Company's Administrative Reinsurance. Cybertek reviews and processes all claims information and provides for the payment of claims. The Company reviews and must approve prior to payment all claims received by Cybertek which involve a death benefit in excess of $100,000 or in which the insured died within two years of policy issuance.

POLICY BENEFIT LIABILITIES

     Policy benefit liabilities comprise the majority of the Company's financial obligations. Policy benefit liabilities for other than annuities and interest sensitive life insurance products reflected in the Company's consolidated financial statements included herein are based upon the Company's best estimates of mortality, persistency and investment income, with appropriate provision for adverse deviation and the use of the net level premium method. The liabilities for policy benefits established by the Company with respect to individual risks or classes of business may be greater or less than those established by ceding companies due to the use of different mortality and other assumptions. Policy benefit liabilities for annuities and interest sensitive life insurance products are reported at the accumulated fund balance of such contracts. Policy benefit liabilities include both mortality and morbidity claims in the process of settlement and claims that have been incurred but not yet reported. Actual experience in a particular period may be worse than assumed experience and, consequently, may adversely affect the Company's operating results for such period. See Notes 2 and 6 of to the Company's consolidated financial statements for certain additional information regarding reserve assumptions under generally accepted accounting principles ("GAAP").

INVESTMENTS

     All investments made by the Company are governed by the general requirements and guidelines established and approved by the Boards of Directors of the Company and the Subsidiaries and by qualitative and quantitative limits prescribed by Connecticut, Illinois and Texas insurance laws and regulations. The Company's investment policy is designed to maintain a high quality portfolio, maximize current income, maintain a high degree of liquidity, and attempt to match the cash flows of the portfolio to the required cash flows of the Company's liabilities.

     At December 31, 1996, the Company's invested assets had an aggregate fair value of $1,833.2 million, of which 94% were fixed maturities with a weighted average investment quality rating of "A". At December 31, 1996, the weighted average duration of invested assets was 6.3 years. In the event the duration of invested assets were to materially differ from the duration of liabilities and if significant rapid increases or decreases in market interest rates were to occur, the Company could be required to sell assets at a loss or incur liabilities with respect to policies in excess of investment income. Such consequences could have a material adverse effect on the Company's capital resources and financial condition. Although no assurances as to future performance can be given, the Company has not experienced any material differences in cash flows relating to its assets and liabilities.

     The Company's investment securities are managed by two professional investment advisors, Conseco Capital Management, Inc. ("CCM") and Liberty Capital Advisors, Inc. ("LCA"), each of which manages a segment of the portfolio. Certain equity and short-term investments aggregating at December 31, 1996 approximately $44.4 million at fair value are managed directly by the Company. CCM is the primary investment advisor for the Company, managing at December 31, 1996 81% of its invested assets (approximately $1,480.0 million at fair value as of December 31, 1996). LCA acts as an investment advisor for the portion of the Company's invested assets relating to the reinsured universal life insurance policies of an affiliate of LCA (approximately $244.0 million at fair value as of December 31, 1996). The LCA-managed assets are held in separate custody accounts and are managed to achieve a desired spread between investment earnings and interest credited on the underlying universal life policies. The agreements with CCM and LCA may be terminated by either party at the end of each calendar year upon sixty days' notice. The performance of CCM and LCA and the fees associated with the arrangements are periodically reviewed by the Boards of Directors of the Company and the Subsidiaries.

     The following table summarizes certain of the Company's investment results for the years indicated:

                               INVESTMENT RESULTS

                                                              YEAR ENDED DECEMBER 31,
                                                       --------------------------------------
                                                          1996           1995          1994
                                                       ----------     ----------     --------
                                                                   (IN THOUSANDS)
Total invested assets(1).............................  $1,833,242     $1,504,175     $998,518
Investment income, net of related expenses...........  $  124,340     $   98,616     $ 82,438
Effective yield rate(2)..............................        7.77%          8.16%        8.15%
Realized investment gains............................  $   17,210     $    3,702     $     89

---------------
(1) Fair value at end of the indicated year.

(2) The effective yield rate equals (i) net pre-tax investment income divided by
    (ii) the average of total adjusted invested assets (fixed maturities at amortized cost) at the end of each calendar quarter included in the indicated period.

     The Company's invested assets consist primarily of fixed maturities and equity securities, with the majority being fixed maturities. The Company's fixed maturities are invested primarily in U.S. government obligations, foreign government obligations, public utilities obligations, corporate fixed maturities, and mortgage-backed securities. Equity securities are primarily nonredeemable preferred stock.

     Mortgage-backed securities represented approximately 21% of total invested assets as of December 31, 1996. Investors in these securities are compensated primarily for reinvestment risk rather than credit quality risk. Investments in mortgage-backed securities include collateralized mortgage obligations ("CMOs") and mortgage-backed pass-through securities. Mortgage-backed securities generally are collateralized by mortgages issued by the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"), all of which are agencies of the U.S. government. Of these, only GNMA mortgages are backed by the full faith and credit of the U.S. government. Credit risk generally is not a consideration when investing in agency mortgage-backed securities. The Company's mortgage-backed securities portfolio had a weighted average investment quality rating of AAA at December 31, 1996.

     At December 31, 1996 approximately 36% of the Company's mortgage-backed investment portfolio consists of planned amortization class ("PAC") and target amortization class ("TAC") instruments. These investments are designed to amortize in a more predictable manner by shifting the primary risk of prepayment of the underlying collateral to investors in other tranches ("support classes") of the CMO.

     In addition to the fixed maturities and equity securities, approximately 3% of the Company's invested assets consisted of policy loans at December 31, 1996. These policy loans present no credit risk because the amount of the loan cannot exceed the obligation due the ceding company upon the death of the insured or surrender of the underlying policy. The policy loan interest rates charged are determined by the provisions of the treaties in force and the underlying policies.

COMPETITION

     The Company operates in a highly competitive environment. Reinsurers compete based upon many factors, including financial strength, A.M. Best rating, pricing and other terms and conditions of reinsurance agreements, reputation, service and experience in the lines of business underwritten. The Company believes that there are over 30 companies with significant competitive positions within the ordinary life, group life, group accident and health and special risk reinsurance markets within the United States. The Company believes that within this market it is among the five largest of those companies, based on reinsurance in force.

     In connection with Administrative Reinsurance, the nature of the competition faced by the Company depends on the company targeted for acquisition or the block of business to be reinsured. Based on results achieved thus far, the Company believes that it is competitively positioned to achieve its objectives for growth in this area.

A.M. BEST RATING

     Life Reassurance has been rated "A+" (Superior) by A.M. Best every year since 1981. A.M. Best's ratings for insurance companies currently range from "A++" to "F", and some companies are not rated. Publications of A.M. Best indicate that "A++" and "A+" ratings are assigned to those companies which in A.M. Best's opinion have achieved superior overall performance when compared to the norms of the life insurance industry and generally have demonstrated a strong ability to meet their policyholder and other contractual obligations. Life Reassurance's A.M. Best "Financial Size Category" is Class VIII, which encompasses companies with adjusted policyholders' surplus of $100.0 million to $250.0 million.

     REALIC is currently rated "A" (Excellent) by A.M. Best, the rating that was given to REALIC prior to its acquisition by Life Reassurance. Publications of A.M. Best indicate that "A" and "A-" ratings are assigned to those companies which in A.M. Best's opinion have a strong ability to meet their obligations to policyholders over a long period of time. During 1996, REALIC's A.M. Best "Financial Size Category" was Class VI, which encompasses companies with adjusted policyholders' surplus of $25.0 million to $50.0 million. At December 31, 1996, REALIC's adjusted policyholder surplus was approximately $39.0 million.

     In evaluating a company's financial and operating performance, A.M. Best reviews such company's profitability, leverage and liquidity as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its policy reserves and the experience and competency of its management. A.M. Best's ratings are based upon factors of concern to policyholders, agents and intermediaries and are not directed toward the protection of investors.

EMPLOYEES

     As of December 31, 1996, the Company had 123 employees. None of these employees is represented by a labor union. The Company believes that its relationship with its employees is generally satisfactory.

REGULATION

     The Company and the Subsidiaries are subject to the insurance laws and regulations of Connecticut, Illinois and Texas, the domiciliary states of the Subsidiaries, and the laws and regulations of the other states in which the Subsidiaries are licensed to do business. At present, Life Reassurance is licensed to conduct business or is an authorized reinsurer in all 50 states, the District of Columbia and Puerto Rico, and REALIC is licensed to conduct business in all such locations except for New Hampshire, New York, the District of Columbia and Puerto Rico. The insurance laws and regulations, as well as the level of supervisory authority that may be exercised by the various state insurance departments vary by jurisdiction, but generally grant broad powers to supervisory agencies or state regulators to examine and supervise insurance companies and insurance holding companies with respect to every significant aspect of the conduct of the insurance business. These laws and regulations generally require insurance companies to meet certain solvency standards and asset tests, to maintain minimum standards of business conduct and to file certain reports with regulatory authorities, including information concerning their capital structure, ownership and financial condition. The Subsidiaries generally are required to file annual and quarterly statutory financial statements in each jurisdiction in which they are licensed. Additionally, the Subsidiaries are subject to periodic examination by the insurance departments of the jurisdictions in which each is licensed, authorized and accredited. The Connecticut Insurance

Department and the Texas Department of Insurance completed their most recent respective examinations of Life Reassurance and TexasRe for the years ended December 31, 1987 through December 31, 1992, and the Texas Department of Insurance is in the process of completing its examination of TexasRe for years through December 31, 1995. The Illinois Department of Insurance completed its most recent examination of REALIC for years through December 31, 1991 and is in the process of completing an examination of REALIC for subsequent years through December 31, 1995. The results of each of the completed examinations contained no findings which would have a material adverse effect on the operations of any of the Subsidiaries. Although the rates and policy terms of primary insurance agreements are regulated by state insurance departments, the rates, policy terms and conditions of reinsurance agreements generally are not subject to regulation by any regulatory authority.

     RESTRICTIONS ON DIVIDENDS AND DISTRIBUTIONS. The principal sources of cash for the Company to make payments of principal, interest and dividends are payments under two surplus notes issued by TexasRe to the Company in connection with the purchase of Life Reassurance from General Reinsurance Corporation in 1988 (the "Surplus Debentures") and dividends paid by TexasRe. TexasRe's principal sources of funds are dividends from Life Reassurance and distributions by Life Reassurance under a tax allocation agreement among the Company, TexasRe and Life Reassurance (the "Tax Allocation Agreement"), a portion of which distributions are used to pay TexasRe's income taxes. Under current Connecticut, Illinois and Texas laws, any proposed payment of a dividend or distribution which, together with dividends or distributions paid during the preceding twelve months, exceeds the greater of (i) 10% of statutory capital and surplus as of the preceding December 31 or (ii) statutory net gain from operations for the preceding calendar year, is designated an "extraordinary dividend" and may not be paid until either it has been approved, or a 30-day waiting period shall have passed during which it has not been disapproved, by the Insurance Commissioner of the State of Connecticut (the "Connecticut Insurance Commissioner"), the Director of Insurance of the State of Illinois (the "Illinois Director of Insurance") or the Commissioner of Insurance of the State of Texas (the "Texas Insurance Commissioner"), as the case may be. In addition, Connecticut law provides that an insurance company may not pay dividends in an amount exceeding its earned surplus without prior regulatory approval. Life Reassurance has received approval from the Connecticut Department of Insurance to define its earned surplus for this purpose to include amounts of paid in surplus in excess of $125.0 million, and as of December 31, 1996, such earned surplus was $43.9 million. Currently, no prior approval of the Texas Department of Insurance is required to pay scheduled principal or interest on the Surplus Debentures provided that, after giving effect to any such payment, the statutory surplus of TexasRe exceeds $125.0 million. Life Reassurance paid $14.9 million of dividends in 1996, although the maximum amount of dividends Life Reassurance could have paid in 1996 without the prior approval of the Connecticut Insurance Commissioner was $34.8 million. Life Reassurance paid the maximum amount of dividends permitted without the prior approval of the Connecticut Insurance Commissioner of $30.9 million and $13.5 million in 1995 and 1994, respectively. TexasRe had the capacity to pay dividends of $27.1 million, $28.2 million and $15.4 million in 1996, 1995 and 1994, respectively, without the prior approval of the Texas Insurance Commissioner. TexasRe paid dividends aggregating $12.1 million and $15.0 million in 1996 and 1995, respectively. No dividends were paid by TexasRe in 1994. REALIC has not paid any dividends subsequent to its acquisition by Life Reassurance in July 1995.

     The Connecticut, Illinois and Texas insurance laws require that the statutory surplus of Life Reassurance, REALIC and TexasRe, as the case may be, following any dividend or distribution, be reasonable in relation to its outstanding liabilities and adequate to meet its financial needs. The Insurance Commissioner of any such state may bring an action to enjoin or rescind the payment of a dividend or distribution that would cause statutory surplus to be unreasonable or inadequate under this standard.

     In the event of a default on the Company's debt or the bankruptcy, liquidation or other reorganization of the Company, the creditors and stockholders of the Company will have no right to proceed against the assets of the Life Reassurance, REALIC or TexasRe. If Life Reassurance,

REALIC or TexasRe were to be liquidated, such liquidation would be conducted by the Connecticut, Illinois or Texas Insurance Commissioner, as the case may be, as the receiver with respect to such insurance company's property and business. Under the Connecticut, Illinois and Texas insurance laws, all creditors of such insurance companies, including, without limitation, holders of its reinsurance agreements and the various state guaranty associations, would be entitled to payment in full from such assets before the Company, as a stockholder, would be entitled to receive any distribution therefrom.

     NAIC REGULATORY CHANGES. The NAIC and insurance regulators are in the process of reexamining existing laws and regulations and their application to insurance companies. In particular, this reexamination has focused on insurance company investment and solvency issues and, in some instances, has resulted in new interpretations of existing law, the development of new laws and the implementation of nonstatutory guidelines. The NAIC has formed committees and appointed advisory groups to study and formulate regulatory proposals on diverse issues. As part of this review, the NAIC recently adopted the Valuation of Life Insurance Policies Model Regulation (the "Model Regulation").

     If adopted in its current form, the Model Regulation will have the greatest impact on level term life insurance products with current premiums guaranteed for more than five years. Companies with these products generally will have to increase reserves above the current levels or limit the period of guaranteed premiums to five years. The Model Regulation also will impact the reserve requirements for other increasing premium products, deficiency reserves and certain benefit guarantees in universal life products. The Model Regulation will not impact the financial statements of the Company prepared in accordance with GAAP; however, as a statutory accounting principle, the Model Regulation may impact the statutory financial statements of the Subsidiaries.

     CODIFICATION. In addition to the above regulatory changes being reexamined and considered by the NAIC, the NAIC is in the process of codifying statutory accounting principles. The purpose of such codification is to establish a uniform set of accounting rules and regulations for use by insurance companies in financial report preparation in connection with financial reporting to regulatory authorities. The Company is unable to determine what impact, if any, this codification will have on its Subsidiaries' statutory surplus requirements.

     ASSESSMENTS AGAINST INSURERS. Under insolvency or guaranty laws in most states in which the Company operates, insurers can be assessed for policyholder losses incurred by insolvent insurance companies. At present, most insolvency or guaranty laws provide for assessments based upon the amount of primary insurance, rather than reinsurance, underwritten in a given jurisdiction. Primary insurance written by REALIC is subject to such laws. REALIC incurred an immaterial amount of guaranty fund assessments in 1996. To date, the Company has paid only a de minimis amount of assessments with respect to insurer insolvency proceedings.

     INSURANCE HOLDING COMPANY REGULATIONS. The Company and the Subsidiaries are subject to regulation under the insurance and insurance holding company statutes of Connecticut, Illinois and Texas. The insurance holding company laws and regulations vary from jurisdiction to jurisdiction, but generally require insurance and reinsurance subsidiaries of insurance holding companies to register with the applicable state regulatory authorities and to file with those authorities certain reports describing, among other information, their capital structure, ownership, financial condition, certain intercompany transactions and general business operations. The insurance holding company statutes also require prior regulatory agency approval or, in certain circumstances, prior notice of certain material intercompany transfers of assets as well as certain transactions between insurance companies, their parent companies and affiliates.

     Under the Connecticut, Illinois and Texas insurance laws, unless (i) certain filings are made with the Connecticut Insurance Department, the Illinois Department of Insurance or the Texas Department of Insurance, as the case may be, (ii) certain requirements are met, including, in the case of Texas, a public hearing and/or (iii) approval or exemption is granted by the applicable insurance commissioner, no person may acquire any voting security or security convertible into a voting security of an insurance holding company, such as the Company, which controls a Connecticut insurance company or an Illinois insurance company or a Texas insurance company, or merge with such a holding company, if as a result of such transaction such person would "control" the insurance holding company. "Control" is presumed to exist in Connecticut, Illinois and Texas if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

     FEDERAL REGULATION. Although the federal government generally does not directly regulate the insurance or reinsurance industries, federal legislation, financial services regulation and federal taxation can significantly affect the insurance business. In recent years, increased scrutiny has been placed upon the insurance regulatory framework and legislation has been introduced in Congress which could result in the federal government assuming some role in the regulation of the insurance industry.

     It is not possible to predict the future impact of changing state and federal regulation on the operations of the Subsidiaries or the Company, and there can be no assurance that existing insurance related laws and regulations will not become more restrictive in the future or that laws and regulations enacted in the future will not be more restrictive.

TAX MATTERS

     Under applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), a life insurance company is not permitted to file a consolidated federal income tax return with a company that is not a life insurance company until such life insurance company has been a member of the "affiliated group" (as such term is defined for federal income tax purposes) for five taxable years. REALIC filed a separate company income tax return for 1996. Although TexasRe and Life Reassurance (together, the "Life Tax Group") as life insurance companies, could and did file a consolidated federal income tax return, prior to 1994 they could not file a consolidated federal income tax return with the Company. As a result, to the extent the Company generated taxable losses, such losses could not be used to offset the taxable income reported on the consolidated federal income tax return of the Life Tax Group. The Company began filing consolidated federal income tax returns with the Life Tax Group commencing with its 1994 federal income tax return. Only losses generated by the Company during consolidated years can be used to offset taxable income of the Life Tax Group reported on the consolidated federal income tax return and those losses can only be so used to a limited extent (generally, the lesser of 35% of such losses or 35% of the taxable income of the Life Tax Group).

     Pursuant to the Tax Allocation Agreement, the members of the Life Tax Group are required to pay to the Company an amount of tax measured by the total amount that would have been due and payable by the Life Tax Group to the taxing authorities had the Life Tax Group filed a life insurance company consolidated federal income tax return. That amount is required to be paid even if the Company is, due to its own tax status apart from the Life Tax Group, in a net tax loss or nontaxable position. In the event that the Life Tax Group incurs tax losses, credits or other benefits (including tax loss or credit carryforwards) that reduce the tax liability of the consolidated group consisting of the Life Tax Group and the Company, the Company is required to pay to the Life Tax Group the amount of such reduction.

PROPERTIES

     The Company's principal operations are conducted from approximately 51,000 square feet of leased office space located at 969 High Ridge Road, Stamford, Connecticut 06905. The lease with respect to such space expires on September 30, 2004. The rental expense paid by the Company under the lease during 1996 was $.9 million.

LEGAL PROCEEDINGS

     The Company is not a party to any material pending litigation or arbitration.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table lists the current directors and executive officers of the Company:

                   NAME                      AGE                      TITLE
-------------------------------------------  ---   -------------------------------------------
Rodney A. Hawes, Jr........................  60    Chairman of the Board, Chief Executive
                                                   Officer, Office of the Chairman and
                                                   Director
Douglas M. Schair..........................  52    Vice Chairman of the Board, Chief
                                                   Investment Officer, Office of the Chairman
                                                   and Director
Jacques E. Dubois..........................  48    President, Chief Operating Officer, Office
                                                   of the Chairman and Director
Chris C. Stroup............................  37    Executive Vice President, Chief Financial
                                                   Officer and Director
Samuel V. Filoromo.........................  53    Vice President - Operations and Director
Carolyn K. McCandless......................  52    Director
K. Fred Skousen............................  55    Director
T. Bowring Woodbury, II....................  60    Director
W. Weldon Wilson...........................  37    Vice President, General Counsel and
                                                   Secretary

     Mr. Hawes has served as Chairman of the Board and Chief Executive Officer of the Company since November 1988 and in the Office of the Chairman since May 1992. Mr. Hawes also has served as Chairman of the Executive Committees of Life Reassurance since 1988 and REALIC since 1995, and Chairman of the Boards of Life Reassurance since July 1993, of REALIC since August 1995 and of AML since October 1997. In addition, Mr. Hawes is associated with Insurance Investment Associates ("IIA"), which provides investment banking services to the insurance industry, which he founded in 1972.

     Mr. Schair has served as Vice Chairman of the Board of the Company since November 1988 and Chief Investment Officer and in the Office of the Chairman since May 1992. Mr. Schair also has served as Vice Chairman of the Board and Chief Investment Officer of Life Reassurance since July 1993, of REALIC since August 1995 and of AML since October 1997. In addition, Mr. Schair has been associated with IIA since 1975.

     Mr. Dubois has served as President and Director of the Company since November 1988 and Chief Operating Officer and in the Office of the Chairman since May 1992. Mr. Dubois also serves as President and Chief Executive Officer of Life Reassurance and as Chief Executive Officer of REALIC and of AML. In addition, Mr. Dubois has been associated with IIA since 1979.

     Mr. Stroup has served as Executive Vice President and Chief Financial Officer and as a Director of the Company since June 1996. Mr. Stroup also has served as Executive Vice President and Chief Financial Officer of Life Reassurance and Vice President and Chief Financial Officer of REALIC since August 1996 and of AML since October 1997. From 1983 to 1996, Mr. Stroup was associated with the firm of Ernst & Young LLP, where he served as a partner from 1993, providing accounting and consulting services to the insurance industry.

     Mr. Filoromo has served as Vice President - Operations of the Company since June 1996 and served as Vice President and Chief Financial Officer of the Company from May 1992 to June 1996 and as a Director of the Company since May 1992. Mr. Filoromo has served as Executive Vice President - Operations of Life Reassurance since August 1996, and as its Executive Vice President and Chief Financial Officer from May 1992 to August 1996. He also has served as Vice President - Operations of REALIC since August 1996 and served as its Chief Financial Officer from August 1995 to August 1996. From January 1992 to May 1992, Mr. Filoromo was employed on a full-time basis as a consultant for the Company. From May 1991 to January 1992, Mr. Filoromo was an independent consultant. From November 1990 to May 1991, Mr. Filoromo served as a Senior Vice President of Conseco, Inc. From 1986 to February 1990, Mr. Filoromo served as Vice President - Finance and Controller of Sun America Corporation.

     Ms. McCandless has served as a Director of the Company since November 1992. Since April 1990, Ms. McCandless has served as Vice President of Human Resources and Administration for Time Warner Inc. From 1985 to 1990, Ms. McCandless was Vice President and Director of Employee Benefits for Time Inc.

     Dr. Skousen has served as a Director of the Company since November 1992. Since 1989, Dr. Skousen has been the Dean of the Marriott School of Management at Brigham Young University, Provo, Utah. From 1983 to 1989, Dr. Skousen held the Peat Marwick Mitchell Professorship and from 1974 to 1983 served as Director of the School of Accountancy at Brigham Young University. Dr. Skousen is a certified public accountant. Dr. Skousen also serves on the board of Geneva Steel Co.

     Mr. Woodbury has served as a Director of the Company since November 1992. Mr. Woodbury currently serves as a President of the Tacoma, Washington Mission of The Church of Jesus Christ of Latter-day Saints. From June 1989 to April 1995, Mr. Woodbury served as Senior Vice President and General Counsel of Consolidated Edison, where he also served as a member of the corporate policy committee, and from May 1995 through June 1996 he served as a consultant to Consolidated Edison. From 1987 to 1989, Mr. Woodbury served as Senior Vice President, General Counsel and Corporate Secretary of Commercial Union Insurance Company. From 1986 to 1987, Mr. Woodbury served as Executive Vice President, General Counsel and Corporate Secretary of The Home Insurance Company.

     Mr. Wilson has served as Vice President, General Counsel and Secretary of the Company since May 1992. Mr. Wilson also has served as Executive Vice President, General Counsel and Secretary of Life Reassurance since June 1995, as its Senior Vice President, General Counsel and Secretary since January 1992 and as its Vice President, General Counsel and Secretary since July 1991. Mr. Wilson also has served as Vice President, General Counsel and Secretary of REALIC since August 1995 and of AML since October 1997. Prior to joining Life Reassurance, from May 1989 to June 1991, Mr. Wilson was associated with the law firm of Johnson & Gibbs in Dallas, Texas. From September 1986 to May 1989, Mr. Wilson was associated with the law firm of Moore & Peterson in Dallas, Texas.

                              SELLING STOCKHOLDERS

     The table below sets forth the beneficial ownership of Common Stock by each Selling Stockholder at March 11, 1998 and following the sale of the shares of Common Stock offered by such Selling Stockholder.

                                SHARES OF COMMON STOCK                       SHARES OF COMMON STOCK
                               BENEFICIALLY OWNED BEFORE                    TO BE BENEFICIALLY OWNED
                                    SALE UNDER THIS                           AFTER SALE UNDER THIS
                                   PROSPECTUS(1)(2)                            PROSPECTUS(1)(2)(3)
                               -------------------------    SHARES TO BE    -------------------------
 NAME OF SELLING STOCKHOLDER     NUMBER      PERCENTAGE       SOLD(3)         NUMBER      PERCENTAGE
 ---------------------------   ----------    -----------    ------------    ----------    -----------
Rodney A. Hawes, Jr.
Life Re Corporation
969 High Ridge Road
Stamford, CT 06905...........  1,134,100(4)      8.2%         116,667       1,017,433         5.8%
Douglas M. Schair
Life Re Corporation
969 High Ridge Road
Stamford, CT 06905...........  1,146,200(5)      8.2          116,667       1,029,533         5.9
Jacques E. Dubois
Life Re Corporation
969 High Ridge Road
Stamford, CT 06905...........  1,167,500         8.4          116,666       1,050,834         6.0

---------------
(1) Based on the number of Common Shares outstanding on March 11, 1998. Beneficial ownership is determined in accordance with rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of Common Stock subject to options currently exercisable or exercisable within sixty days of March 11, 1998 are deemed outstanding for purposes of computing the percentage ownership of the person holding the options but not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2) Each individual has the sole power to vote and dispose of the shares of Common Stock, except, in the case of shares granted under the Life Re Corporation Stock Option Plan, as provided in such plan.

(3) The Selling Stockholders have granted the Underwriters in the Common Stock Offerings an option for 30 days from the date of this Prospectus to purchase up to an additional 575,000 shares solely to cover over-allotments, if any. If the Underwriters' over-allotment option is exercised in full, Messrs. Hawes, Schair and Dubois will beneficially own 825,766 shares, 837,866 shares and 859,168 shares, respectively, representing 4.7%, 4.8% and 4.9%, respectively, of the shares after the Common Stock Offerings. See "Underwriting".

(4) Includes 100,000 shares of Common Stock owned by a trust established by Mr. Hawes for the benefit of his heirs.

(5) Includes (i) 200,000 shares of Common Stock owned by a trust established by Mr. Schair and (ii) 24,200 shares of Common Stock owned by a non-profit organization qualified under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, for which Mr. Schair shares voting and investment power. Mr. Schair expressly disclaims beneficial ownership of the 24,200 shares of Common Stock owned by the non-profit organization.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                              NUMBER OF
                                                              SHARES OF
                                                               COMMON
                        UNDERWRITER                             STOCK
                        -----------                           ---------
Goldman, Sachs & Co. .......................................    945,000
Donaldson, Lufkin & Jenrette Securities Corporation.........    945,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................    945,000
CIBC Oppenheimer Corp. .....................................    157,500
Conning & Company...........................................    157,500
                                                              ---------
          Total.............................................  3,150,000
                                                              =========

     Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares of Common Stock offered hereby, if any are taken.

     The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $1.74 per share. The U.S. Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and the selling terms may from time to time be varied by the Underwriters.

     The Company and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 700,000 shares of Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The International Underwriters are Goldman Sachs International, Donaldson, Lufkin & Jenrette International, Merrill Lynch International and Fox-Pitt, Kelton N.V.

     Pursuant to an Agreement between the U.S. and International Underwriters (the "Agreement Between") relating to the two Common Stock Offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will
(i) not, directly or indirectly, offer, sell or deliver shares of Common Stock
(a) in the United States or to any U.S. persons or (b) any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     The Selling Stockholders have granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 470,000 additional shares of Common Stock solely to cover overallotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 3,150,000 shares of Common Stock offered. The Selling Stockholders have granted the International Underwriters a similar option to purchase up to an aggregate of 105,000 additional shares of Common Stock.

     The Company and the Selling Stockholders have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days and 90 days, respectively, after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any Common Stock (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) or any securities of the Company which are substantially similar to the Common Stock, or which are convertible into or exchangeable for, or otherwise represent the right to receive, Common Stock or any such other securities, without the prior written consent of the U.S. Underwriters, except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings and the Units Offering and, in the case of the Company, for shares of Common Stock or such other securities issued as consideration in future acquisitions as long as either the entity to which the Company is issuing consideration for such acquisitions or, in the case of consideration being paid to shareholders of the acquired entity, all of the executive officers, directors, other affiliates and shareholders owning 5% or more of the equity of the entity being acquired have agreed in writing to such 180-day restriction.

     In connection with the Common Stock Offerings, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the Common Stock Offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Common Stock Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Common Stock sold in the Common Stock Offerings may be reclaimed by the Underwriters if such Common Stock is repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     This Prospectus may be used by underwriters and dealers in connection with offers and sales of the Common Stock, including shares initially sold in the international offering, to persons located in the United States.

     Certain affiliates of Donaldson, Lufkin & Jenrette Securities Corporation are deemed to beneficially own a number of shares of Common Stock representing approximately 15.4% (approximately 12.3% after giving effect to the Common Stock Offerings) of the outstanding Common Stock.

                          VALIDITY OF THE COMMON STOCK

     The validity of the Common Stock being offered hereby will be passed upon for the Company by Weil, Gotshal & Manges LLP, New York, New York, and for the Underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 31, 1997 and March 31, 1996, the three-month and six-month periods ended June 30, 1997 and June 30, 1996 and the three-month and nine-month periods ended September 30, 1997 and September 30, 1996, incorporated by reference in this Prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports, included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, and incorporated herein by reference, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meanings of Sections 7 and 11 of the Securities Act.

===================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                     PAGE
                                     ----
Foward-looking Statements..........    i
Available Information..............   ii
Incorporation of Certain Documents
  by Reference.....................  iii
Prospectus Summary.................    1
Use of Proceeds....................    7
Price Range of Common Stock and
  Dividends........................    8
Capitalization.....................    9
Selected Consolidated Financial
  Data.............................   10
Recent Developments................   12
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations........   15
Business...........................   24
Management.........................   38
Selling Stockholders...............   40
Underwriting.......................   41
Validity of the Common Stock.......   43
Experts............................   43

===================================================

===================================================
                                3,850,000 SHARES

                              LIFE RE CORPORATION
                                  COMMON STOCK
                          (PAR VALUE $.001 PER SHARE)
                               ------------------

                           [LIFE RE CORPORATION LOGO]

                               ------------------

                              GOLDMAN, SACHS & CO.
                          DONALDSON, LUFKIN & JENRETTE
            SECURITIES CORPORATION

                              MERRILL LYNCH & CO.
                                CIBC OPPENHEIMER
                               CONNING & COMPANY
===================================================